SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SEMI-ANNUAL REPORT

(From January 1, 2023 to June 30, 2023)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	May 2021	A+	NICE Information Service Co., Ltd. (AAA ~ D)
February 2022
June 2022
March 2023
	May 2023	A
	March 2021	A+	Korea Investors Service, Inc. (AAA ~ D)
August 2021
February 2022
June 2022
August 2022
January 2023
	May 2023	A
	April 2021	A+	Korea Ratings Corporation (AAA ~ D)
September 2021
June 2022
March 2023
	May 2023	A

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	January 2023	A2+	Korea Investors Service, Inc. (A1 ~ D)
	January 2023	A2+	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2023	A2+	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level.
	A2	Strong capacity for timely repayment, though slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is acknowledged, though it may be influenced by short-term changes in external factors.
	B	Capacity for timely repayment is uncertain, displaying a high degree of speculative characteristics.
	C	Capacity for timely repayment is questionable and there is a high risk of default.
	D	Insolvency.

øA ‘+’ or ‘-’ modifier may be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2023)

There were no changes to our issued capital stock during the reporting period ended June 30, 2023.

(2)	Convertible bonds (as of June 30, 2023)

We have no outstanding convertible bonds as of June 30, 2023.

D.	Voting rights (as of June 30, 2023)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		H1 2023	2022	2021
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(2,071,902)	(3,071,565)	1,186,182
Earnings (loss) per share (Won)(2)		(5,790)	(8,584)	3,315

Total cash dividend amount for the period (million Won)		—	—	232,580

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	—	19.61
Cash dividend yield (%)(4)	Common shares	—	—	2.82
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	650
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends(1)		Average Dividend Yield(1)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	0.94	0.56

(1)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

F.	Matters relating to Articles of Incorporation

(1)	Change in Articles of Incorporation

Our current articles of incorporation were most recently amended as of March 23, 2022 at the 37th annual general meeting of shareholders.

Articles Amended	Description of Amendments
Revision of Article 37-2 (Composition of Audit Committee)	To enhance the independence of the audit committee and strengthen its internal monitoring function by requiring the committee to consist of four outside directors (from three outside directors).

(2)	Business Purpose (as of June 30, 2023)

Our business purpose under our articles of incorporation did not change during the reporting period ended June 30, 2023, and our current business purpose includes the following:

(as of June 30, 2023)

No.	Business Purpose	Whether Currently Engaged in by the Company
1	Research, development, production, sales and marketing of display and related products utilizing, among others, TFT-LCD, LTPS-LCD and OLED technologies	Yes
2	Research, development, production, sales and marketing of products utilizing solar energy	No, see note (1)
3	Research, development, production, sales and marketing of parts and equipment necessary for the development and production of products and technologies listed in items 1 and 2 above	Yes
4	Sale and purchase and lease of real estate	Yes
5	Other ancillary or supplemental businesses and investments relating to each of the businesses described above	Yes

(1)

Although the Company began to engage in research and development of products utilizing solar energy in 2007, due to the intense competition with Chinese companies in this sector and relative economic disadvantage of the Company’s technology, the Company decided to discontinue such business in 2010 and is currently not engaged in this business.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 21%, 40% and 39% of our total sales, respectively, in the first half of 2023. Our customers primarily consist of global set makers, and our top ten customers comprised 87% of our total sales revenue in the first half of 2023. As a company focused on exports, our overseas sales accounted for approximately 97% of our total sales in the first half of 2023. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and as of June 30, 2023, our production capacity was approximately 2.5 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion in 2022. In 2023, we expect to reduce our capital expenditure to approximately in the ~~W~~3 trillion range, as we strive to secure financial stability.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 13% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2023 H1	2022	2021
Sales Revenue	9,150	26,152	29,878
Gross Profit	(556)	1,124	5,305
Operating Profit (loss)	(1,980)	(2,085)	2,231
Total Assets	37,372	35,686	38,155
Total Liabilities	27,861	24,367	23,392

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Though the display panel industry is facing a short-term risk of decreased consumption of durable goods and reduced confidence of investors due to continued uncertainty in the global macroeconomic environment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.

•

In the market for television display panels, new opportunities from the expansion of the ultra-large TV market are expected to arise with the increase of viewable content (including over-the-top services) and more diversified uses of television (such as playing video games).

•

In the market for traditional IT products such as laptops and desktop monitors, growth opportunities for new offerings such as gaming products and portable products are expected to increase due to the continually expanding demand for digital content production and consumption that utilize IT products in light of changes in lifestyle.

•

The growth in the market for smartphone products continued to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through design flexibility, low-power consumption and high resolution, in light of increased use of smartphones for mobile contents and gaming purposes with the development of 5G communication infrastructure.

(2)	Growth Potential

•

The display panel industry is expected to continue to grow, as the essential role of display products as a key device for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business base with a focus on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong future growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on securing OLED dominance in the market through differentiated products such as “OLED.EX” and “Cinematic Sound” OLED display panels while leading the expansion into new business areas, such as transparent OLED display panels and gaming display panels. In the small-sized display panel business, we are further expanding our production capacity by securing high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our small- and medium-sized OLED business in other product lines, including automotive display panels. We are also preparing to respond to new market opportunities, including automotive sound solutions, augmented reality and virtual reality. Furthermore, in the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid investments in new fabrication facilities led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2023 H1	2022	2021
Panels for Televisions(1)(2)	11.9%	23.6%	21.7%
Panels for IT Products(1)	18.5%	18.8%	19.0%

Total(1)	14.0%	20.2%	19.9%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2023 H1 are based on OMDIA’s estimates, as actual results for 2023 Q2 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable,” “Rollable” and “Gaming” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (By product)	Usage	Major trademark	2023 H1
					Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	1,929	21.1%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	3,669	40.1%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	3,552	38.8%

Total					9,150	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the second quarter of 2023 decreased by approximately 6% compared to the first quarter of 2023 due mainly to the low-season effects of mobile panels. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2023 Q2	803
2023 Q1	850
2022 Q4	708
2022 Q3	675
2022 Q2	566
2022 Q1	660
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	707	14.7%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		721	15.0%	LG Chem, etc.
		BLU		563	11.7%	Heesung Electronics LTD., etc.
		Glass		203	4.2%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		609	12.7%	LX Semicon, etc.
		Others		2,004	41.7%	—

Total				4,807	100.0%

- Period: January 1, 2023 ~ June 30, 2023.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

-

The market price of polarizers, which is a main raw material for display panels, decreased by 13% as of June 30, 2023 compared to the end of the previous year, while the market price of glass remained similar over the same period.

-	The market prices of PCB, drive IC and BLU, which are main raw materials for display modules, decreased by 19%, 21% and 5%, respectively, as of June 30, 2023, compared to the end of the previous year.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2023 H1(1)	2022(1)	2021(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	2,485	8,794	9,230

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2023 H1(1)	2022(1)	2021(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	1,975	6,390	8,124

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)
Production facilities	Available working hours in 2023 H1	Actual working hours in 2023 H1	Average utilization ratio
Gumi	3,976(1) (24 hours x 165.67 days)	3,864(1) (24 hours x 161 days)	97.2%
Paju	4,344(1) (24 hours x 181 days)	3,876(1) (24 hours x 161.5 days)	89.2%
Guangzhou	4,344(1) (24 hours x 181 days)	4,224(1) (24 hours x 176 days)	97.2%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2022, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion. In 2023, we expect to reduce our capital expenditures to approximately in the ~~W~~3 trillion range in order to secure financial stability.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2023 H1	2022(2)	2021
Display	Products	Display panel	Overseas(1)	8,830	25,651	29,204
			Korea(1)	291	668	621

			Total	9,121	26,319	29,825

	Royalty	LCD, OLED technology patent	Overseas(1)	9	12	14
			Korea(1)	0	0	0

			Total	9	12	14

	Others	Raw materials, components, etc.	Overseas(1)	14	24	27
			Korea(1)	6	10	12

			Total	20	34	39

	Total		Overseas(1)	8,853	25,687	29,245
			Korea(1)	297	678	633

			Total	9,150	26,365	29,878

(1)	Based on ship-to-party.
(2)	Sales excluding forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

B.	Sales organization and sales route

•	As of June 30, 2023, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries → Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. → System integrators and end-brand customers → End users

2) LG Display Headquarters and overseas manufacturing subsidiaries → System integrators and end-brand customers → End users

•	Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	95.2%
	Headquarters	4.8%
Overseas sales portion (overseas sales / total sales)		96.8%
Korea	Overseas subsidiaries	5.9%
	Headquarters	94.1%
Korea sales portion (Korea sales / total sales)		3.2%

(1)	Percentage by sales route is based on revenue from the Display business segment.

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television products, we are expanding the premium television market with our OLED televisions and working towards strengthening our business portfolio and reinforcing consumer values through new businesses such as gaming and transparent products. We are also securing business stability in the LCD market with products that are commercially differentiated while mainly targeting global customers.

•

With respect to IT products, we are securing stable sales by having major global personal computer and home electronics manufacturers as our primary customer base, and we are also continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels for monitors, notebook computers and tablets.

•

With respect to a wide range of products including smartphones, wearable devices, commercial products (including interactive whiteboards and video wall displays among others), industrial products (including aviation and medical equipment, among others) and automotive display products, we have continued to build a strong and diversified business portfolio and expanded our global customer base by leveraging the strength of our differentiated products that apply plastic OLED, Tandem n, IPS, in-TOUCH, Super Narrow bezel and other technologies to enable higher resolution and higher reliability.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in the first half of 2023 and 2022. Our sales revenue derived from our top ten customers comprised 87% of our total sales revenue in the first half of 2023 and 84% in the first half of 2022.

6.	Purchase Orders

•

We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of June 30, 2023, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into long position currency forward contracts of US$1,200 million with Standard Chartered Bank and others. As of the end of the reporting period, among the valuation gains and losses of derivatives to which fair value hedge accounting is applied, there is no ineffective portion, and we recognized a valuation gain of ~~W~~4 million and a valuation loss of ~~W~~25,823 million (purchase commitment: USD 1,200 million, contract exchange rate: ~~W~~1,289.1 ~ 1,310.1) as part of our foreign currency translation gains and losses. With regard to fair value hedging, the maximum expected period of exposure to fair value fluctuation risk from hedged transactions is within 31 months from the end of the reporting period.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of USD 2,290 million and CNY 345 million cross currency swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~265 billion and a loss on valuation of derivative instruments in the amount of ~~W~~217 billion with respect to the above foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate face value of US$1,690 million (equivalent to Won 2,218.6 billion) in cross-currency interest swap agreements with Hana Bank and others, and an aggregate of ~~W~~850 billion in interest rate swap agreements with China Construction Bank and others, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~2 billion and a loss on valuation of derivative instruments in the amount of ~~W~~3 billion with respect to our interest rate derivative instruments held during the reporting period.

•

We are managing the transition to alternative benchmark reference rates through the insertion of replacement clauses for financial instruments tied to interbank lending rates (“IBORs”) that have not yet been converted. As of June 30, 2023, the remaining financial instruments tied to IBORs which we are exposed to will be replaced from USD London Interbank Offered Rate (LIBOR) rates to the Secured Overnight Financing Rates (SOFR) in accordance with certain replacement guidelines. Even if a replacement clause has been inserted, if the interest rate of the financial instrument is still tied to an IBOR, we consider such financial instrument as not yet having been converted.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)
Items		2023 H1	2022	2021
R&D Expenditures (prior to deducting governmental subsidies)		1,224,876	2,431,590	2,127,705
Governmental Subsidies		(132)	(1,008)	(941)
Net R&D-Related Expenditures		1,224,744	2,430,582	2,126,764
	R&D Expenses	939,190	1,927,828	1,813,876
Accounting Treatment(1)	Development Cost (Intangible Assets)	285,554	502,754	312,888
R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		13.4%	9.3%	7.1%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed a product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

(5)	Developed our first 12.3” cluster product utilizing VDA 3D technology

•	Utilizing VDA (Viewing Distance Adaption) technology, developed a 12.3” cluster product that applies glassless 3D technology and changes the user’s viewing distance while driving

(6)	Developed the world’s first 12.3” cluster product utilizing DLC technology

•

Utilizing DLC (Double LGP Control) technology, developed a 12.3” cluster product which display is, when positioned in the passenger seat, visually recognizable from the passenger seat but not from the driver’s seat.

(7)	Developed the world’s first META technology-applied product (gaming products: 27”, 45”; and television products: 4K 77/65/55”, 8K 77”)

•	Utilizing the development of META OLED technology, entered the gaming monitor market and strengthened flagship leadership in the premium TV market

1) Gaming product (27”, 45”): Secured high PPI luminance performance based on the META technology and provided a display optimized for gaming through high-speed (240 Hz), fast response time (0.03ms) and curved technology

2) Large television (4K/8K): Developed product with world’s best picture quality (luminance/viewing angle) based on META technology

(8)	Developed the world’s first IPS Gaming FHD 480Hz monitor product (24.5”)

•	Applied high-performance Oxide-TFT BCE-4 cell to 480Hz FHD screens

•	Received the 2023 CES Award in Best Innovation / Gaming / Computer Accessory category

10.	Intellectual Property

As of June 30, 2023, our cumulative patent portfolio (including patents that have already expired) included 26,551 patents in Korea and 33,550 patents in other countries. In the first half of 2023, we registered 1,058 patents in Korea and 950 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing, Guangzhou, and Yantai in order to build a sustainable management system. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2022. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation (above 95% recycling rate), and our overseas subsidiary in Nanjing earned Platinum validation in 2022. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

Moreover, in line with the global trend for environmental, social, and governance (“ESG”) management, we earned Gold rating (which recognizes top 5% companies) in the ESG assessment conducted by global research center EcoVadis. We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In response to the continued strengthening of regulations governing environmentally-regulated substances, we operate our own verification process for such substances in accordance with international standards. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop SGS Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the SGS Eco Label accreditation for its excellence in energy efficiency.

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED TV panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. Our 27-inch monitor display received an SGS Performance Mark accreditation (anti-bacterial effect) in 2022 with the application of anti-bacterial films, and our commercial display module obtained an SGS Performance Mark accreditation (energy efficiency) in 2023 with the application of Plus-Bright, an energy consumption reduction technology.

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. We also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models, following our co-development of such certification program with such agency.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.	Green Management

Pursuant to the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, the Korean government implemented a greenhouse gas emission and energy consumption target system from 2011 to 2014 and, since 2015, it has implemented a greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our 2022 domestic emissions and energy usage to the Korean government in March 2023 after it was certified by Korean Foundation for Quality, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

		(Unit: thousand tons of CO2 equivalent; Tetra Joules)
Category	2022	2021	2020
Greenhouse gases	3,842	4,784	4,748
Energy	60,589	60,927	56,668

Note: Our greenhouse gas emission and energy usage was confirmed upon assessment by the Ministry of Environment.

The decrease in greenhouse gas emissions in 2022 compared to 2021 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

Since our designation as a target company for the greenhouse gas emission trading system in 2015, we have received greenhouse gas emission allowances from the government and at the same time submit our greenhouse gas emission calculations and specifications to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2018 to 2030 by 53% and a medium- to long-term goal to achieve carbon neutrality by 2050. In order to reduce greenhouse gas emissions, we plan to develop high-efficiency process gas scrubbers and low-carbon alternative gas technologies, strengthen company-wide power-saving activities and accelerate the transition to renewable energy. In addition to internal reduction efforts, in order to achieve carbon neutrality by 2050, we plan to externally offset residual emissions that are difficult to reduce technically. In addition, through our ESG governance (including ESG committee/management meetings), we will regularly monitor and report our carbon-neutral implementation progress to strengthen our execution capabilities and continually upgrade our roadmap to achieve carbon neutrality by 2050.

In order to reduce fluorinated gases (F-Gas) used in the dry etching process in our manufacturing operations, we have invested approximately ~~W~~51 billion since 2018 to install plasma equipment, which can reduce emissions of such gas by over 90%, on our manufacturing sites. As a result, as of December 31, 2022, we have reduced greenhouse gas emissions caused by our manufacturing processes by 1.52 million tons. In addition, in line with the renewable energy utilization program in Korea, which was initiated in 2021, our domestic business sites are shifting to renewable energy through the green premium program, while our overseas business sites in China and Vietnam are shifting to renewable energy through Renewable Energy Certificate (REC) purchases. In 2022, we converted 1,096 GWh of electricity (approximately 13% of our total electricity) to renewable energy, which represented 19 times the amount in the previous year, resulting in the reduction of greenhouse gas emissions by 0.62 million tons. In addition, to promote effective energy reduction, we have established a dedicated organization focused on energy conservation. By adopting various initiatives such as utilizing waste heat from Clean Dry Air (CDA) compressors to manufacture cold water and improve refrigerator efficiency, we saved 454 GWh of electricity in 2022, resulting in the reduction of greenhouse gas emissions by 0.21 million tons.

D.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company, one officer (Head of Safety and Health Management at Gumi facilities (Incumbent, 22 years of service) and one employee (Incumbent, 21 years of service))	– Safety incidents on April 17, 2020 and May 14, 2020 – Article 59-1 of the Chemical Control Act	Fine of ~~W~~3 million to each of Company, officer and employee.	– Paid fine – Strengthened safety management standards and training

April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	– Violation of safety information material posting and education requirements – Provision 1 of Article 114 of the Occupational Safety and Health Act	Fine of ~~W~~122.6 million	– Paid fine – Complied with the corrective orders and submitted a report on the implementation of the corrective order as of October 1, 2021

April 28, 2021	Paju Fire Station	Administrative Agency	Company	– Failure to preserve regular inspection records of firefighting facilities inspection – Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million

–  Paid fine

–  Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

April 4, 2022	Han River Basin Environmental Office	Administrative Agency	Company	– Failure to file a subcontract report pertaining to the handling of hazardous chemical materials – Provision 1 of Article 31 of the Chemical Control Act and other applicable law	Fine of ~~W~~2.4 million	– Paid fine – Established procedures for the management of subcontract reporting

April 13, 2022	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	– Delay in reporting a safety incident dated February 12, 2022 – Provision 3 of Article 57 of the Occupational Safety and Health Act and other applicable law	Fine of ~~W~~5.6 million	– Paid fine – Provided a company-wide notice and training regarding standards for immediate reporting of incidents. – Took personnel actions relating to relevant employees

May 16, 2022	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (Executive Director and On-site Safety Manager, Incumbent, 23 years of service)

–  Deficiencies spotted during a regular inspection of facility (from March 29 to April 2, 2021) following industrial accident at the site

–  Article 173-2, Article 168-1, Paragraph 1 or 3 of Article 38, and Paragraph 1 of Article 39 of the Occupational Safety and Health Act

					Fine of ~~W~~5 million to each of Company and officer	– Paid fine – Strengthened safety management standards and training program

December 15, 2022	Ministry of Environment	Administrative Agency	Company

–  Failure to timely submit a notice of reason for cancelling the allocation of emission rights by December 15, 2022

–  Article 17-2 of the Act on the Allocation and Trading of Greenhouse-gas Emission Permits.

					Fine of ~~W~~1.6 million	– Paid fine – Shutdown the production site and regular monitoring of changes in emission (once per month)

January 19, 2023	Goyang Branch of Uijeongbu District Court	Court	Company	– Safety incident on January 13, 2021 (fine announced on January 11, 2023, ruling confirmed on January 19, 2023)	Fine of ~~W~~20 million	– Paid fine – Strengthened safety management standards and training program

In January 2021, in connection with the safety incidents that occurred on April 17, 2020 and May 14, 2020, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and certain of our employees were prosecuted for violating the Occupational Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million. The prosecution has filed an appeal with respect to the prosecuted employees, which is currently pending. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Article 114-1 of the Occupational Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We submitted a report on the implementation of the corrective order as of October 1, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Article 18-1 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

On March 3, 2022, an accident occurred at our contracted construction site in Paju, resulting in injuries of four LS Cable & System workers. In February 2023, LS Cable & System and certain employees were prosecuted for violation of the Occupational Safety and Health Act and injury by occupational or gross negligence. In May 2023, the Goyang Branch of the Uijeongbu District Court pronounced and confirmed judgment of the first instance (charges against us and our employees were dismissed).

In April 2022, the Han River Basin Environmental Office ordered a fine of ~~W~~2.4 million on us for a violation of Provision 1 of Article 31 of the Chemical Control Act and other applicable law. We paid the fine and established procedures to manage scheduling and documentation and guarantee timely subcontract declaration that follows regulations by the department in charge.

In April 2022, following a relevant department’s delay in reporting an industrial accident (dated February 12, 2022) to the company by over a month, we were assessed a fine of ~~W~~5.6 million for a violation of Provision 3 of Article 57 of the Occupational Safety and Health Act and other applicable law. We paid the fine and provided a company-wide notice and training to promote immediate reporting upon the occurrence of similar incidents and to prevent such delays in the future. We also took personnel actions relating to relevant employees.

In May 2022, after a regular facility inspection following an industrial accident at the site, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~5 million on each of us and one employee (Executive Director and On-site Safety Manager, Incumbent, 23 years of service) for a violation of certain provisions of the Occupational Safety and Health Act. We are strengthening our safety management standards and employee training program to prevent industrial accidents.

On December 15, 2022, under Article 17-2 of the Act on the Allocation and Trading of Greenhouse-gas Emission Permits, the Ministry of Environment ordered a fine of ~~W~~1.6 million on us for failure to timely submit a report on the cancellation of allocation of emission rights (when a designated business entity shuts down a part or the entirety of its production site and if the such site’s greenhouse gas emission is less than 50% of the allocated quota due to the closure, shutdown, or discontinuation of operation of its facilities, the designated business shall report to a relevant agency within a month of such shut down). We paid the fine and established procedures to prevent the recurrence of similar events, including regular monthly monitoring of site closures and changes in emissions.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

	(Unit: In millions of Won)
Description	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Current assets	10,654,550	9,444,035	13,187,067
Quick assets	7,972,967	6,571,117	9,836,692
Inventories	2,681,583	2,872,918	3,350,375
Non-current assets	26,717,413	26,241,984	24,967,448
Investments in equity accounted investees	92,421	109,119	126,719
Property, plant and equipment, net	20,836,641	20,946,933	20,558,446
Intangible assets	1,735,711	1,752,957	1,644,898
Other non-current assets	4,052,640	3,432,975	2,637,385
Total assets	37,371,963	35,686,019	38,154,515
Current liabilities	13,201,848	13,961,520	13,994,817
Non-current liabilities	14,659,227	10,405,272	9,397,197
Total liabilities	27,861,075	24,366,792	23,392,014
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	3,287,252	5,359,769	8,541,521
Other equity	571,710	479,628	537,142
Non-controlling interest	1,611,734	1,439,638	1,643,646
Total equity	9,510,888	11,319,227	14,762,501

	(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	9,149,627	26,151,781	29,878,043
Operating profit (loss)	(1,979,828)	(2,085,047)	2,230,608
Profit (loss) from continuing operations	(1,851,870)	(3,195,585)	1,333,544
Profit (loss) for the period	(1,851,870)	(3,195,585)	1,333,544
Profit (loss) attributable to:
Owners of the company	(2,071,902)	(3,071,565)	1,186,182
Non-controlling interest	220,032	(124,020)	147,362
Basic earnings (loss) per share	(5,790)	(8,584)	3,315
Diluted earnings (loss) per share	(5,790)	(8,584)	3,130
Number of consolidated entities	22	22	22

B.	Financial highlights (Based on separate K-IFRS).

	(Unit: In millions of Won)
Description	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Current assets	6,173,455	5,627,177	8,566,656
Quick assets	4,303,644	3,702,583	6,435,659
Inventories	1,869,811	1,924,594	2,130,997
Non-current assets	24,234,578	23,631,862	20,911,466
Investments	4,840,253	4,837,704	4,942,729
Property, plant and equipment, net	13,977,145	14,044,844	12,010,858
Intangible assets	1,632,455	1,635,181	1,459,812
Other non-current assets	3,784,725	3,114,133	2,498,067
Total assets	30,408,033	29,259,039	29,478,122
Current liabilities	14,936,319	16,043,011	13,148,969
Non-current liabilities	9,070,742	5,865,589	5,686,335
Total liabilities	24,007,061	21,908,600	18,835,304
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	2,360,780	3,310,247	6,611,853
Other equity	0	0	(9,227)
Total equity	6,400,972	7,350,439	10,642,818

	(Unit: In millions of Won, except for per share data)
Description	For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	8,271,351	24,131,172	28,364,914
Operating profit (loss)	(3,077,336)	(3,201,463)	721,931
Profit (loss) from continuing operations	(948,684)	(3,191,387)	552,173
Profit (loss) for the period	(948,684)	(3,191,387)	552,173
Basic earnings (loss) per share	(2,651)	(8,919)	1,543
Diluted earnings (loss) per share	(2,651)	(8,919)	1,540

C.	Consolidated subsidiaries (as of June 30, 2023)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~2,549 million in LG Display Fund I LLC.

D.	Status of equity investments (as of June 30, 2023)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)	Date of Incorporation	Equity Interest
LG Display America, Inc.	USD 411	September 1999	100%
LG Display Germany GmbH	EUR 1	October 1999	100%
LG Display Japan Co., Ltd.	JPY 95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD 116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY 3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY 4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY 1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY 4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD 1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY 116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY 1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW 800	March 2012	100%
LG Display (China) Co., Ltd.	CNY 8,232	December 2012	70%
Unified Innovative Technology, LLC	USD 9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY 1	April 2015	100%
Global OLED Technology LLC	USD 138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD 600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY 637	July 2016	100%
LG Display Fund I LLC(1)	USD 73	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY 15,600	July 2018	70%

(1)	During the reporting period, we invested an additional ~~W~~2,549 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	28,805	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	11,955	June 2008	13%
YAS Co., Ltd.	~~W~~	28,375	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,172	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	10%
Material Science Co., Ltd.	~~W~~	3,114	January 2014	10%

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the six months ended June 30, 2023 and 2022, the aggregate amount of dividends we received from our affiliated companies was ~~W~~15,200 million and ~~W~~4,461 million, respectively.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2023 H1		2022		2021
Auditor	KPMG Samjong		KPMG Samjong		KPMG Samjong
Activity	Audit by independent auditor		Audit by independent auditor		Audit by independent auditor
Compensation(1)	1,640 (590	)(2)	1,557 (575	)(2)	1,470 (550	)(2)
Time required(3)	6,172		21,238		20,821

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Figures are based on actual performance as of the date of this report.

B.	Non-audit service

(Unit: In millions of Won, hours)
Period	Date of contract	Description of service	Period of service	Compensation
2023 H1	—	—	—	—
2022	—	—	—	—
2021	—	—	—	—

*	Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules, and we plan to include such information in our annual report.

15.	Board of Directors

A.	Members of the board of directors

As of June 30, 2023, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2023)
Name	Position	Primary responsibility
James (Hoyoung) Jeong (1)	Representative Director (non-outside), Chief Executive Officer and President	Chairman of board of directors
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Beom Jong Ha	Non-standing Director	Related to the overall management
Doocheol Moon	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jungsuk Oh (1)	Outside Director	Related to the overall management
Sang-Hee Park (1)	Outside Director	Related to the overall management

(1)

At the annual general meeting of shareholders held on March 21, 2023, James (Hoyoung) Jeong was reappointed as a non-outside director, and Jungsuk Oh and Sang-Hee Park were newly appointed as outside directors.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of June 30, 2023, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong (Chairman) and Sung Hyun Kim.

As of June 30, 2023, the composition of the Outside Director Nomination Committee was as follows.

(As of March 21, 2023)
Committee	Composition	Members(1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Beom Jong Ha, Chung Hae Kang and Jungsuk Oh

(1)	Beom Jong Ha, Chung Hae Kang and Jungsuk Oh were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 21, 2023.

As of June 30, 2023, the composition of the Audit Committee was as follows.

(As of June 30, 2023)
Committee	Composition	Members(1)
Audit Committee	4 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang, Jungsuk Oh and Sang-Hee Park

(1)	Jungsuk Oh and Sang-Hee Park were each newly appointed as an outside director and a member of the Audit Committee on March 21, 2023.

As of June 30, 2023, the composition of the ESG Committee was as follows.

(As of June 30, 2023)
Committee	Composition	Members(1)
ESG Committee	1 non-outside director and 4 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang, Jungsuk Oh, Sang-Hee Park and James (Hoyoung) Jeong

(1)	James (Hoyoung) Jeong, Jungsuk Oh and Sang-Hee Park were nominated as members of the committee on March 21, 2023.

As of June 30, 2023, the composition of the Related Party Transaction Committee was as follows.

(As of June 30, 2023)
Committee	Composition	Members(1)
Related Party Transaction Committee	1 non-outside director and 3 outside directors	Chung Hae Kang (Chairperson), Jungsuk Oh(1), Doocheol Moon and Sung Hyun Kim

(1)	Doocheol Moon and Jungsuk Oh were nominated as members of the committee on March 21, 2023.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2023): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2023): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2023:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.90%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.00%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2022(1):

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%

(1)

Based on the public disclosure filing of the National Pension Service on April 24, 2023, the National Pension Service held 19,362,894 shares of our common stock, which resulted in a change in its equity interest in us to 5.41%.

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2023 H1:

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)	Per capita average remuneration paid(3)
Non-outside directors	3	932	466
Outside directors who are not audit committee members	—	—	—
Outside directors who are audit committee members	4	176	48

Total	7	1,108	197

(1)	Number of directors as at June 30, 2023.
(2)

The total compensation is based on the income under the Income Tax Act (earned income, other income and retirement income, each in accordance with Article 20, 21, and 22 of such act, respectively). It includes the compensation for the new members of the board of directors. Among the directors, one non-standing director is not compensated.

(3)

Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid for the six months ended June 30, 2023 (excluding one non-standing director who is not compensated).

(2)	Standards of remuneration paid to non-outside and outside directors

—	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

—	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

—	Individual amount of remuneration paid in 2023 (among those paid over ~~W~~500 million per year)

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
James (Hoyoung) Jeong	Chief Executive Officer	704	—

—	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong

Total remuneration

•  ~~W~~704 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and June were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and June were made.

•  A total of ~~W~~2 million of welfare benefits were paid between January and June in accordance with welfare benefits standards.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

—	Individual remuneration amount

			(Unit: in millions of Won)
Name	Position	Total remuneration(1)	Payment not included in total remuneration
Chang Ho Oh	Former Vice President	1,635
Won Ho Cho	Former Executive Officer	1,308	—
Tae Seung Kim	Advisor	1,272	—
James (Hoyoung) Jeong	Chief Executive Officer	704	—
Jeom Jae Kim	Advisor	680	—

(1)	Calculated based on the total amount of remuneration for 2023.

—	Method of calculation

Name	Method of calculation
Chang Ho Oh (1)

Total remuneration (2)

•  ~~W~~1,635 million (consisting of ~~W~~116 million in salary and ~~W~~1,519 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~37.7 million between January and March were made.

•  A total of ~~W~~2.5 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Won Ho Cho (1)

Total remuneration (2)

•  ~~W~~1,308 million (consisting of ~~W~~100 million in salary and ~~W~~1,208 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March were made.

•  A total of ~~W~~5.5 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Tae Seung Kim (1)

Total remuneration (2)

•  ~~W~~1,272 million (consisting of ~~W~~167 million in salary and ~~W~~1,105 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March and ~~W~~22.1 million between April and June were made.

•  A total of ~~W~~6.3 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

James (Hoyoung) Jeong

Total remuneration (2)

•  ~~W~~704 million (consisting of ~~W~~704 million in salary)

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and June were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and June were made.

•  A total of ~~W~~2 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Jeom Jae Kim (1)

Total remuneration (2)

•  ~~W~~680 million (consisting of ~~W~~123 million in salary and ~~W~~557 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~24 million between January and March and ~~W~~16.8 million between April and June were made.

•  A total of ~~W~~0.3 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (9 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Mssrs. Chang Ho Oh (former vice president), Won Ho Cho (former executive officer), Tae Seung Kim and Jeom Jae Kim (advisors) retired from our company effective as of March 31, 2023.
(2)	Calculated based on the total amount of remuneration for 2023.

(5)	Stock options

—	Not applicable.

B.	Employees

As of June 30, 2023, we had 28,380 employees (excluding our directors). On average, our male employees have served 12.7 years and our female employees have served 10.2 years. The total amount of salary paid to our employees for the six months ended June 30, 2023 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,036,328 million for our male employees and ~~W~~149,143 million for our female employees. The following table provides details of our employees as of June 30, 2023:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2023(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	23,703	1,036,328	43	12.7
Female	4,677	149,143	32	10.2

Total	28,380	1,185,472	41	12.3

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2023 was ~~W~~207,783 million and the per capita welfare benefit provided was ~~W~~7.3 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

	(Unit: person, in millions of Won)
Number of executive officers	Total salary in 2023	Average salary per capita(1)
92	18,412	185

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. A trial for the case in the United Kingdom has been scheduled for October 2023 but no trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Status of collateral pledged to related party

In March 2023, we entered into an agreement to obtain a long-term borrowing from LG Electronics, our largest shareholder, in the aggregate amount of ~~W~~1 trillion with an interest rate of 6.06% per year. We received ~~W~~0.65 trillion of the principal amount of such borrowing on March 30, 2023 and the remaining ~~W~~0.35 trillion on April 20, 2023. We are responsible only for interest payments during the first two years of the borrowing term, while the principal amount is subject to repayment on a quarterly basis during the final year, until its maturity on March 30, 2026. We obtained such borrowing in order to strengthen the competitiveness of our OLED business as well as for general corporate purposes. In addition, as an ancillary, we pledged certain of our land and buildings equal to the sum of the principal and interest amount as collateral for such borrowing.

Moreover, deposits in the amount of CNY4,931 million (equivalent to ~~W~~892.7 million) have been pledged as collateral by LG Display Nanjing Co., Ltd. in connection with our borrowings in the amount of USD 300 million (equivalent to ~~W~~393.8 billion) and ~~W~~450 billion from Shinhan Bank and others.

C.	Material events subsequent to the reporting period

None.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2023 and 2022

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2023, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2023 and 2022, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2023 and 2022, and notes, comprising material accounting policy information and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2022 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2023, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 11, 2023

This report is effective as of August 11, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of June 30, 2023 and December 31, 2022

(In millions of won)	Note	June 30, 2023		December 31, 2022
Assets
Cash and cash equivalents	4, 26	~~W~~	2,378,439	1,824,649
Deposits in banks	4, 26		1,474,098	1,722,607
Trade accounts and notes receivable, net	5, 15, 26, 28		3,486,499	2,358,914
Other accounts receivable, net	5, 26		110,480	169,426
Other current financial assets	6, 26		227,882	165,355
Inventories	7		2,681,583	2,872,918
Prepaid income taxes			5,023	5,275
Other current assets	5		290,546	324,891

Total current assets			10,654,550	9,444,035
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		92,421	109,119
Other non-current financial assets	6, 26		232,877	289,098
Property, plant and equipment, net	9, 18		20,836,641	20,946,933
Intangible assets, net	10, 18		1,735,711	1,752,957
Investment property	11		25,622	28,269
Deferred tax assets	24		3,365,619	2,645,077
Defined benefits assets, net	13		399,689	447,521
Other non-current assets			28,822	22,999

Total non-current assets			26,717,413	26,241,984

Total assets		~~W~~	37,371,963	35,686,019

Liabilities
Trade accounts and notes payable	26,28	~~W~~	4,480,948	4,061,684
Current financial liabilities	12,26,27		4,998,042	5,489,254
Other accounts payable	26		2,476,529	3,242,929
Accrued expenses			638,533	729,193
Income tax payable			162,885	112,429
Provisions	14		141,452	173,322
Advances received	15		236,378	65,069
Other current liabilities			67,081	87,640

Total current liabilities			13,201,848	13,961,520
Non-current financial liabilities	12, 26, 27, 28		12,558,698	9,622,352
Non-current provisions	14		70,042	86,157
Defined benefit liabilities, net	13		1,562	1,531
Long-term advances received	15		1,378,440	—
Deferred tax liabilities	24		3,295	4,346
Other non-current liabilities	26		647,190	690,886

Total non-current liabilities			14,659,227	10,405,272

Total liabilities			27,861,075	24,366,792

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			3,287,252	5,359,769
Reserves	16		571,710	479,628

Total equity attributable to owners of the Controlling Company			7,899,154	9,879,589

Non-controlling interests			1,611,734	1,439,638

Total equity			9,510,888	11,319,227

Total liabilities and equity		~~W~~	37,371,963	35,686,019

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2023 and 2022

(In millions of won, except earnings per share)	Note	For the three-month periods ended June 30			For the six-month periods ended June 30
		2023		2022	2023	2022
Revenue	17, 18, 28	~~W~~	4,738,571	5,607,318	9,149,627	12,078,798
Cost of sales	7, 19, 28		(4,911,193)	(5,331,744)	(9,705,683)	(10,985,413)

Gross profit (loss)			(172,622)	275,574	(556,056)	1,093,385
Selling expenses	19, 20		(148,134)	(220,155)	(285,759)	(451,044)
Administrative expenses	19, 20		(220,758)	(225,584)	(445,152)	(451,483)
Research and development expenses	19		(339,956)	(318,180)	(692,861)	(640,857)

Operating loss			(881,470)	(488,345)	(1,979,828)	(449,999)

Finance income	23		334,447	406,293	843,418	620,925
Finance costs	23		(312,161)	(379,096)	(974,678)	(577,068)
Other non-operating income	22		452,269	787,502	835,619	1,140,468
Other non-operating expenses	19, 22		(469,847)	(840,487)	(1,075,565)	(1,213,076)
Equity in income of equity accounted investees, net			(368)	2,042	(935)	4,097

Loss before income tax			(877,130)	(512,091)	(2,351,969)	(474,653)
Income tax benefit	24		(178,360)	(130,060)	(500,099)	(146,900)

Loss for the period			(698,770)	(382,031)	(1,851,870)	(327,753)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		(238)	152,369	(783)	148,481
Other comprehensive income (loss) from associates			(2)	(1)	168	51

			(240)	152,368	(615)	148,532
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		(284,194)	199,410	78,911	382,348
Loss on valuation of derivative			—	(37,914)	—	(42,799)
Other comprehensive loss from associates	16		(554)	(2,669)	(667)	(3,859)

			(284,748)	158,827	78,244	335,690

Other comprehensive income (loss) for the period, net of income tax			(284,988)	311,195	77,629	484,222

Total comprehensive income (loss) for the period		~~W~~	(983,758)	(70,836)	(1,774,241)	156,469

Loss attributable to:
Owners of the Controlling Company			(858,125)	(404,604)	(2,071,902)	(384,563)
Non-controlling interests			159,355	22,573	220,032	56,810

Loss for the period		~~W~~	(698,770)	(382,031)	(1,851,870)	(327,753)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(1,068,177)	(116,814)	(1,980,435)	43,494
Non-controlling interests			84,419	45,978	206,194	112,975

Total comprehensive income (loss) for the period		~~W~~	(983,758)	(70,836)	(1,774,241)	156,469

Loss per share (in won)
Basic and diluted loss per share	25	~~W~~	(2,398)	(1,131)	(5,790)	(1,075)

Diluted loss per share	25	~~W~~	(2,398)	(1,241)	(5,790)	(1,346)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2023 and 2022

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(384,563)	—	(384,563)	56,810	(327,753)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	148,481	—	148,481	—	148,481
Foreign currency translation differences		—	—	—	326,183	326,183	56,165	382,348
Other comprehensive income (loss) from associates		—	—	51	(3,859)	(3,808)	—	(3,808)
Loss on valuation of derivative		—	—	—	(42,799)	(42,799)	—	(42,799)

Total other comprehensive income (loss)		—	—	148,532	279,525	428,057	56,165	484,222

Total comprehensive income (loss) for the period	~~W~~	—	—	(236,031)	279,525	43,494	112,975	156,469

Transaction with owners, recognized directly in equity
Dividends to Non-Controlling shareholders in subsidiaries		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)

Balances at June 30, 2022	~~W~~	1,789,079	2,251,113	8,072,910	816,667	12,929,769	1,700,565	14,630,334

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(2,071,902)	—	(2,071,902)	220,032	(1,851,870)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(783)	—	(783)	—	(783)
Foreign currency translation differences		—	—	—	92,749	92,749	(13,838)	78,911
Other comprehensive income (loss) from associates		—	—	168	(667)	(499)	—	(499)

Total other comprehensive income (loss)		—	—	(615)	92,082	91,467	(13,838)	77,629

Total comprehensive income (loss) for the period	~~W~~	—	—	(2,072,517)	92,082	(1,980,435)	206,194	(1,774,241)

Transaction with owners, recognized directly in equity
Dividends to Non-Controlling shareholders in subsidiaries		—	—	—	—	—	(34,098)	(34,098)

Balances at June 30, 2023	~~W~~	1,789,079	2,251,113	3,287,252	571,710	7,899,154	1,611,734	9,510,888

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Loss for the period		~~W~~	(1,851,870)	(327,753)
Adjustments for:
Income tax benefit	24		(500,099)	(146,900)
Depreciation and amortization	19		2,029,390	2,322,542
Gain on foreign currency translation			(287,917)	(255,053)
Loss on foreign currency translation			251,680	412,347
Expenses related to defined benefit plans	13		74,981	88,932
Gain on disposal of property, plant and equipment			(23,798)	(9,460)
Loss on disposal of property, plant and equipment			54,697	24,682
Impairment loss on property, plant and equipment			55,432	7,254
Reversal of impairment loss on property, plant and equipment			(7)	(3,172)
Gain on disposal of intangible assets			(470)	—
Loss on disposal of intangible assets			55	156
Impairment loss on intangible assets			21,802	6,702
Reversal of impairment loss on intangible assets			(122)	(5,731)
Expense on increase of provisions			52,577	122,629
Finance income			(433,050)	(515,768)
Finance costs			672,957	519,190
Equity in (income) of equity method accounted investees, net			935	(4,097)
Other income			(6,892)	(112,521)
Other expenses			—	1

			1,962,151	2,451,733
Changes in:
Trade accounts and notes receivable			(928,760)	2,119,218
Other accounts receivable			68,495	(30,042)
Inventories			202,109	(1,326,845)
Lease receivables			3,614	3,178
Other current assets			54,747	305,564
Other non-current assets			(6,437)	(3,162)
Trade accounts and notes payable			318,405	(585,210)
Other accounts payable			(367,525)	(509,094)
Accrued expenses			(82,981)	(542,663)
Provisions			(100,703)	(134,152)
Advances received			(25,612)	3,033
Other current liabilities			(32,329)	(13,095)
Defined benefit liabilities, net			(28,052)	(7,940)
Long-term advances received			1,580,222	—
Other non-current liabilities			2,321	(17,034)

			657,514	(738,244)
Cash generated from operating activities			767,795	1,385,736
Income taxes paid			(174,741)	(128,086)
Interests received			63,361	50,266
Interests paid			(469,140)	(204,428)

Net cash provided by operating activities		~~W~~	187,275	1,103,488

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	15,200	4,461
Increase in deposits in banks			(591,187)	(849,289)
Proceeds from withdrawal of deposits in banks			846,574	678,787
Acquisition of financial asset at fair value through profit or loss			(1,964)	(16,010)
Proceeds from disposal of financial asset at fair value through profit or loss			546	96
Acquisition of financial assets at fair value through other comprehensive income			(1,000)	(1,721)
Proceeds from disposal of financial assets at fair value through other comprehensive income			891	1,628
Proceeds from disposal of investments in equity accounted investees			—	4,200
Acquisition of property, plant and equipment			(2,181,452)	(2,217,280)
Proceeds from disposal of property, plant and equipment			372,684	54,825
Acquisition of intangible assets			(349,258)	(363,216)
Proceeds from disposal of intangible assets			4,215	10,132
Government grants received			4,863	44,520
Receipt from (payment for) settlement of derivatives			85,090	13,318
Increase in short-term loans			—	(3,093)
Proceeds from collection of short-term loans			10,072	3,836
Increase in long-term loans			—	(17,551)
Increase in deposits			(3,098)	(1,097)
Decrease in deposits			1,665	4,295
Proceeds from disposal of other assets			2,310	1,464

Net cash used in investing activities			(1,783,849)	(2,647,695)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			3,745,459	1,837,329
Repayments of short-term borrowings			(3,903,146)	(885,483)
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			3,971,105	1,108,295
Repayments of current portion of long-term borrowings and bonds			(2,030,963)	(1,558,788)
Payment of lease liabilities			(39,356)	(39,041)
Payment of dividends			—	(232,580)
Subsidiaries’ dividends distributed to non-controlling interests			(34,098)	(22,835)

Net cash provided by financing activities			2,178,267	650,127

Net increase (decrease) in cash and cash equivalents			581,693	(894,080)
Cash and cash equivalents at January 1			1,824,649	3,541,597
Effect of exchange rate fluctuations on cash and cash equivalents			(27,903)	93,106

Cash and cash equivalents at June 30		~~W~~	2,378,439	2,740,623

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2023, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2023, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2023, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2023, there are 18,589,584 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2023

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	TWD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 73
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

(*)

For the six-month period ended June 30, 2023, the Controlling Company contributed ~~W~~2,549 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2022.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Accounting Policies

The accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2022, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Cash	~~W~~	944	1,076
Deposits		2,377,495	1,823,573

	~~W~~	2,378,439	1,824,649

Deposits in banks
Time deposits	~~W~~	600	267,163
Restricted deposits (*)		1,473,498	1,455,444

	~~W~~	1,474,098	1,722,607

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to guarantee the Controlling Company and subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Due from third parties	~~W~~	2,914,290	2,042,746
Due from related parties		572,209	316,168

	~~W~~	3,486,499	2,358,914

(b)	Other accounts receivable as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	83,674	146,921
Accrued income		26,806	22,505

	~~W~~	110,480	169,426

Due from related parties included in other accounts receivable as of June 30, 2023 and December 31, 2022 are ~~W~~3,265 million and ~~W~~12,957 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,464,751	108,870	(985)	(1,529)
1-15 days past due		13,125	307	(6)	(3)
16-30 days past due		1,396	10	—	—
31-60 days past due		224	593	—	(1)
More than 60 days past due		8,024	2,252	(30)	(19)

	~~W~~	3,487,520	112,032	(1,021)	(1,552)

	December 31, 2022
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	—	(1)	—
31-60 days past due		391	201	—	(1)
More than 60 days past due		12,354	3,936	(29)	(47)

	~~W~~	2,359,789	171,204	(875)	(1,778)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the six-month periods ended June 30, 2023 and 2022 are as follows:

	June 30, 2023			June 30, 2022
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	875	1,778	1,204	2,005
(Reversal of) bad debt expense		146	(226)	(368)	16

Balance at the end of the reporting period	~~W~~	1,021	1,552	836	2,021

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Advanced payments	~~W~~	6,298	22,134
Prepaid expenses		119,036	74,420
Value added tax refundable		159,518	220,182
Right to recover returned goods		5,694	8,155

	~~W~~	290,546	324,891

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

6.	Other Financial Assets

Other financial assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*1)	~~W~~	184,952	119,417

Fair value hedging derivatives
Derivatives(*2)	~~W~~	4	—
Financial assets carried at amortized cost
Deposits	~~W~~	5,297	8,962
Short-term loans		30,612	30,062
Lease receivables		7,017	6,914

	~~W~~	42,926	45,938

	~~W~~	227,882	165,355

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	88,884	96,064
Convertible securities		3,110	1,797
Derivatives(*1)		73,018	110,663

	~~W~~	165,012	208,524

Financial assets carried at amortized cost
Deposits	~~W~~	19,013	17,624
Long-term loans		48,256	58,806
Lease receivables		596	4,144

	~~W~~	67,865	80,574

	~~W~~	232,877	289,098

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

7.	Inventories

Inventories as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Finished goods	~~W~~	669,141	822,177
Work-in-process		1,242,066	1,235,363
Raw materials		601,951	651,602
Supplies		168,425	163,776

	~~W~~	2,681,583	2,872,918

For the six-month periods ended June 30, 2023 and 2022, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)	2023		2022
Inventories recognized as cost of sales	~~W~~	9,705,683	10,985,413
Including: inventory write-downs		239,909	261,409

There were no significant reversals of inventory write-downs recognized during the six-month periods ended June 30, 2023 and 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

8.	Investments in Equity-Accounted Investees

Associates as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	June 30, 2023			December 31, 2022
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	28,805	40%	~~W~~	42,784
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		11,955	13%		13,576
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		28,375	15%		28,976
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,172	14%		20,133
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	10%		—	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

8.	Investments in Equity-Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	June 30, 2023			December 31, 2022
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,114	10%	~~W~~	3,650

						~~W~~	92,421		~~W~~	109,119

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the six-month periods ended June 30, 2023 and 2022 amounted to ~~W~~15,200 million and ~~W~~4,461 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2023 and 2022, the Group purchased property, plant and equipment of ~~W~~1,994,148 million and ~~W~~2,653,481 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~154,906 million and 5.06%, and ~~W~~58,080 million and 2.89% for the six-month periods ended June 30, 2023 and 2022, respectively. Also, for the six-month periods ended June 30, 2023 and 2022, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~404,973 million and ~~W~~73,700 million, respectively, and recognized ~~W~~23,798 million and ~~W~~54,697 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2023 (gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2022: ~~W~~9,460 million and ~~W~~24,682 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2023 and December 31, 2022 are ~~W~~643,933 million and ~~W~~565,219 million, respectively. For the six-month periods ended June 30, 2023 and 2022, the Group recognized an impairment loss amounting to ~~W~~20,322 million and ~~W~~4,795 million, respectively, in connection with development projects.

11.	Investment Property

(a)	Changes in investment property for the six-month period ended June 30, 2023 are as follows:

(In millions of won)	2023
Book value as of January 1, 2023	~~W~~	28,269
Depreciation		(2,419)
Others		(228)

Book value as of June 30, 2023	~~W~~	25,622

(b)	During the six-month period ended June 30, 2023, rental income from investment property is ~~W~~1,941 million

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	2,458,578	2,578,552
Current portion of long-term borrowings and bonds		2,480,897	2,855,565
Derivatives(*1)		6,700	14,443
Fair value hedging derivatives(*2)		74	—
Lease liabilities		51,793	40,694

	~~W~~	4,998,042	5,489,254

Non-current
Won denominated borrowings	~~W~~	3,808,770	1,644,602
Foreign currency denominated borrowings		7,262,768	6,780,593
Bonds		1,409,646	1,132,098
Derivatives(*1)		22,157	32,965
Fair value hedging derivatives(*2)		25,749	—
Lease liabilities		29,608	32,094

	~~W~~	12,558,698	9,622,352

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments

(b)	Short-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of June 30, 2023 (%)	June 30, 2023		December 31, 2022
Standard Chartered Bank Korea Limited and others	3.50~7.00	~~W~~	2,458,578	2,578,552
Foreign currency equivalent			USD 801	USD 1,252
			CNY 345	CNY 1,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won) Lender	Annual interest rate as of June 30, 2023 (%)	June 30, 2023		December 31, 2022
LG Electronics Inc.	6.06	~~W~~	1,000,000	—
Korea Development Bank and others	1.90 ~ 7.50		3,317,520	2,986,102
Less current portion of long-term borrowings			(508,750)	(1,341,500)

		~~W~~	3,808,770	1,644,602

(d)	Foreign currency denominated long-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of June 30, 2023 (%)	June 30, 2023		December 31, 2022
KEB Hana Bank and others	1.82 ~ 8.24	~~W~~	9,154,963	7,978,010
Foreign currency equivalent			USD 3,560	USD 3,494
			CNY 24,756	CNY 19,569
Less current portion of long-term borrowings			(1,892,195)	(1,197,417)

		~~W~~	7,262,768	6,780,593

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of June 30, 2023 (%)	June 30, 2023		December 31, 2022
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2024 ~ February 2027	2.29~3.66	~~W~~	1,025,000		1,215,000
Privately issued bonds	January 2025 ~ January 2026	7.20~7.25		337,000		110,000
Less discount on bonds				(2,861)		(2,927)
Less current portion				(79,952)		(189,975)

			~~W~~	1,279,187		1,132,098

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.95	~~W~~	131,280		126,730
Foreign currency equivalent			USD	100	USD	100
Less discount on bonds				(821)		(57)
Less current portion				—		(126,673)

			~~W~~	130,459		—

			~~W~~	1,409,646		1,132,098

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

13.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,544,335	1,602,697
Fair value of plan assets		(1,942,462)	(2,048,687)

	~~W~~	(398,127)	(445,990)

Defined benefit liabilities, net	~~W~~	1,562	1,531
Defined benefit assets, net	~~W~~	399,689	447,521

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2023		2022	2023	2022
Current service cost	~~W~~	43,469	45,014	86,953	89,994
Net interest cost		(5,986)	(531)	(11,972)	(1,062)

	~~W~~	37,483	44,483	74,981	88,932

(c)	Plan assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,942,462	2,048,687

As of June 30, 2023, the Controlling Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2023		2022	2023	2022
Remeasurements of net defined benefit liabilities	~~W~~	(310)	206,350	(1,012)	201,085
Tax effect		72	(53,981)	229	(52,604)

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(238)	152,369	(783)	148,481

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	249,368	8,431	259,479
Additions (reversal)		141	52,577	(2,731)	49,987
Usage		—	(97,972)	—	(97,972)

Balance at June 30, 2023	~~W~~	1,821	203,973	5,700	211,494

Current	~~W~~	1,821	133,931	5,700	141,452
Non-current	~~W~~	—	70,042	—	70,042

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,724	122,629	(2,631)	121,722
Usage		—	(131,522)	—	(131,522)

Balance at June 30, 2022	~~W~~	1,724	248,233	6,616	256,573

Current	~~W~~	1,724	158,283	6,616	166,623
Non-current	~~W~~	—	89,950	—	89,950

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of June 30, 2023, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 950 million (~~W~~1,247,160 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of June 30, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under these agreements are as follows:

As of June 30, 2023, none of the sold accounts receivables in connection with these agreements have not reached maturity.

(In millions of USD and KRW)
		Credit limit
Classification	Financial institutions	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	USD	10	13,128
	Sumitomo Mitsui Banking Corporation	USD	20	26,256
	MUFG Bank	USD	180	236,304
	BNP Paribas	USD	15	19,692
	ING Bank	USD	40	52,512

		USD	265	347,892

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	100	131,280
	United Overseas Bank Limited	USD	200	262,560
	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50	65,640
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD	300	393,840
	ING Bank	USD	50	65,640

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	19,692
	Australia and New Zealand Banking Group Ltd.	USD	120	157,536

LG Display Germany GmbH	BNP Paribas	USD	135	177,228

LG Display America, Inc	Hong Kong & Shanghai Banking Corp.	USD	400	525,120
	Standard Chartered Bank	USD	1,000	1,312,800
	ING Bank	USD	150	196,920

LG Display Japan Co., Ltd.	Standard Chartered Bank	USD	200	262,560
	Chelsea Capital Corporation	USD	120	157,536

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30	39,384

		USD	2,870	3,767,736

		USD	3,135	4,115,628

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of June 30, 2023, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD and CNY)	Contractual amount		KRW equivalent
KEB Hana Bank	USD	650	~~W~~	853,320
	CNY	1,900		343,995
Sumitomo Mitsui Banking Corporation	USD	200		262,560
Industrial Bank of Korea	USD	450		590,760
Industrial and Commercial Bank of China	USD	200		262,560
Shinhan Bank	USD	270		354,456
	KRW	150,000		150,000
KB Kookmin Bank	USD	1,000		1,312,800
MUFG Bank	USD	150		196,920
The Export–Import Bank of Korea	USD	100		131,280
Standard Chartered Bank	USD	300		393,840

	USD	3,320
	CNY	1,900
	KRW	150,000	~~W~~	4,852,491

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,200 million (~~W~~1,575,360 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 910 million (~~W~~164,756 million), JPY 900 million (~~W~~8,163 million), EUR 2.5 million (~~W~~3,566 million), VND 72,379 million (~~W~~4,032 million), and USD 0.5 million (~~W~~656 million), respectively, for their local tax payments and utility payments.

License agreements

As of June 30, 2023, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of June 30, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Long-term Supply Agreement

As of June 30, 2023, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,200 million (~~W~~1,575,360 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Controlling Company received payment guarantees amounting to USD 1,200 million (~~W~~1,575,360 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b)).

Pledged Assets

In connection with the borrowings amounting to CNY 11,160 million (~~W~~2,020,518 million) from China Construction Bank Corporation and others, as of June 30, 2023, the Group is providing its property, plant and equipment with carrying amount of ~~W~~734,397 million as pledged assets.

In connection with the borrowings amounting to USD 500 million (~~W~~656,400 million) and ~~W~~450,000 million from Shinhan Bank and others, as of June 30, 2023, the Group is providing its Deposit in bank to with carrying amount of CNY 6,418 million (~~W~~1,162,065 million) as pledged assets.

In addition, in connection with the borrowings amounting to ~~W~~1,000,000 million from related party, as of June 30, 2023, the Controlling Company is providing its property, plant and equipment with carrying amount of ~~W~~542,051 million as pledged assets (see note 12(c)).

In connection with the borrowing amounting to ~~W~~404,000 million from Korea Development Bank and others as of June 30, 2023, the Group is providing its property, plant and equipment with carrying amount of ~~W~~104,402 million as pledged assets.

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of June 30, 2023 are ~~W~~1,017,864 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000) and, as of June 30, 2023 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to June 30, 2023.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to June 30, 2023.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Foreign currency translation differences for foreign operations	~~W~~	602,369	509,620
Other comprehensive loss from associates		(30,659)	(29,992)

	~~W~~	571,710	479,628

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

17.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
Sales of goods	~~W~~	4,722,217	5,644,706	9,120,535	12,126,013
Royalties		4,408	2,294	9,355	6,738
Others		11,946	7,534	19,737	15,332
Hedging loss		—	(47,216)	—	(69,285)

	~~W~~	4,738,571	5,607,318	9,149,627	12,078,798

18.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the three-month and six-month periods ended June 30, 2023 and 2022.

(a)	Revenue by geography

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
Domestic	~~W~~	163,935	180,033	296,298	370,890
Foreign
China		2,935,368	3,436,164	5,900,566	7,720,760
Asia (excluding China)		703,091	775,114	1,231,764	1,399,697
United States		549,912	763,791	996,010	1,540,681
Europe (excluding Poland)		157,739	259,417	308,308	538,918
Poland		228,526	240,015	416,681	577,137

	~~W~~	4,574,636	5,474,501	8,853,329	11,777,193

	~~W~~	4,738,571	5,654,534	9,149,627	12,148,083

During the three-month and six-month period ended June 30, 2022, total revenue excludes amounting to ~~W~~47,216 million and ~~W~~69,285 million, respectively, forward exchange hedging loss which was reclassified from accumulated other comprehensive loss to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~4,436,067 million and ~~W~~1,697,681 million, respectively, for the six-month period ended June 30, 2023 (the six-month period ended June 30, 2022: ~~W~~4,326,466 million and ~~W~~2,195,293 million, respectively). The Group’s top ten end-brand customers together accounted for 87% of sales for the six-month period ended June 30, 2023 (the six-month period ended June 30, 2022: 84%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

18.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

	June 30, 2023			December 31, 2022
(In millions of won)	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	13,975,579	1,632,542	14,042,794	1,633,866
Foreign
China		3,760,883	41,625	4,302,527	53,388
Vietnam		3,089,118	23,332	2,590,438	20,315
Others		11,061	38,212	11,174	45,388

	~~W~~	6,861,062	103,169	6,904,139	119,091

	~~W~~	20,836,641	1,735,711	20,946,933	1,752,957

(c)	Revenue by product and services

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
TV	~~W~~	1,103,802	1,757,843	1,928,919	3,445,793
IT		1,973,717	2,554,854	3,668,607	5,659,093
Mobile and others		1,661,052	1,341,837	3,552,101	3,043,197

	~~W~~	4,738,571	5,654,534	9,149,627	12,148,083

During the three-month and six-month period ended June 30, 2022, total revenue excludes amounting to ~~W~~47,216 million and ~~W~~69,285 million, respectively, forward exchange hedging loss which was reclassified from accumulated other comprehensive loss to revenue when the sales from the hedged forecast transactions are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

19.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
Changes in inventories	~~W~~	129,003	(492,887)	191,335	(1,372,075)
Purchases of raw materials, merchandise and others		2,423,746	3,089,306	4,808,511	6,863,334
Depreciation and amortization		1,011,194	1,150,054	2,029,390	2,322,542
Outsourcing		213,879	228,056	410,227	540,720
Labor		860,376	921,081	1,723,735	1,798,953
Supplies and others		219,172	314,104	436,058	603,201
Utility		279,224	283,734	563,412	566,236
Fees and commissions		165,283	202,732	343,429	411,342
Shipping		29,388	73,161	59,308	155,247
Advertising		17,732	28,352	35,404	56,185
Warranty		33,995	53,377	52,577	122,629
Travel		15,566	17,286	29,345	29,152
Taxes and dues		33,426	34,227	64,473	72,381
Others		294,198	213,439	527,864	401,219

	~~W~~	5,726,182	6,116,022	11,275,068	12,571,066

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
Salaries	~~W~~	91,977	87,503	186,023	170,762
Expenses related to defined benefit plans		6,299	8,066	12,564	15,058
Other employee benefits		21,674	22,950	44,088	43,891
Shipping		21,315	55,513	42,275	121,836
Fees and commissions		59,614	64,778	123,500	129,856
Depreciation		68,874	66,175	134,440	132,843
Taxes and dues		18,112	16,188	32,985	33,474
Advertising		17,732	28,352	35,404	56,185
Warranty		33,995	53,377	52,577	122,629
Insurance		3,288	4,027	6,889	7,757
Travel		4,113	5,127	9,095	7,607
Training		2,078	5,072	5,961	8,225
Others		19,821	28,611	45,110	52,404

	~~W~~	368,892	445,739	730,911	902,527

21.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
Salaries and wages	~~W~~	718,827	747,145	1,434,699	1,463,557
Other employee benefits		152,110	158,424	307,466	301,839
Contributions to National Pension plan		19,208	18,409	38,969	36,582
Expenses related to defined benefit plans and defined contribution plans		39,263	44,832	78,576	89,512

	~~W~~	929,408	968,810	1,859,710	1,891,490

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
Foreign currency gain	~~W~~	438,397	757,318	804,074	1,095,358
Gain on disposal of property, plant and equipment		8,275	3,460	23,798	9,460
Gain on disposal of intangible assets		470	—	470	—
Reversal of impairment loss on property, plant and equipment		—	4	7	3,172
Reversal of impairment loss on intangible assets		—	1,798	122	5,731
Rental income		681	592	1,244	1,218
Others		4,446	24,330	5,904	25,529

	~~W~~	452,269	787,502	835,619	1,140,468

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
Foreign currency loss	~~W~~	363,706	820,128	929,952	1,170,807
Loss on disposal of property, plant and equipment		21,655	12,823	54,697	24,682
Loss on disposal of intangible assets		51	27	55	156
Impairment loss on property, plant and equipment		51,542	2,259	55,432	7,254
Impairment loss on intangible assets		19,373	3,983	21,802	6,702
Others		13,520	1,267	13,627	3,475

	~~W~~	469,847	840,487	1,075,565	1,213,076

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

23.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2023		2022	2023	2022
Finance income
Interest income	~~W~~	40,562	18,422	66,555	42,440
Foreign currency gain		237,682	89,161	425,265	115,187
Gain on transaction of derivatives		56,165	3,452	85,090	13,656
Gain on valuation of derivatives		—	165,858	266,460	231,677
Gain on disposal of financial assets at fair value through profit or loss		38	267	48	267
Gain on valuation of financial assets at fair value through profit or loss		—	—	—	310
Gain on valuation of financial liabilities at fair value through profit or loss		—	129,133	—	217,388

	~~W~~	334,447	406,293	843,418	620,925

Finance costs
Interest expense	~~W~~	165,999	92,023	309,290	177,561
Foreign currency loss		130,210	280,305	417,591	374,584
Loss on sale of trade accounts and notes receivable		2,243	4,804	14,504	6,672
Loss on valuation of financial assets at fair value through profit or loss		2,596	242	10,372	1,417
Loss on transaction of derivatives		—	226	—	338
Loss on valuation of derivatives		8,456	—	220,018	14,764
Others		2,657	1,496	2,903	1,732

	~~W~~	312,161	379,096	974,678	577,068

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

24.	Income Tax Benefit

(a)	Details of income tax benefit for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2023		2022	2023	2022
Current tax expense	~~W~~	138,071	35,217	222,435	76,460
Deferred tax benefit		(316,431)	(165,277)	(722,534)	(223,360)

Income tax benefit	~~W~~	(178,360)	(130,060)	(500,099)	(146,900)

(b)	Deferred tax assets and liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of June 30, 2023 and December 31, 2022 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	June 30, 2023		December, 31, 2022	June 30, 2023	December, 31, 2022	June 30, 2023	December, 31, 2022
Other accounts receivable, net	~~W~~	—	—	(1,826)	(2,009)	(1,826)	(2,009)
Inventories, net		58,879	62,014	—	—	58,879	62,014
Defined benefit liabilities, net		—	—	(90,368)	(95,850)	(90,368)	(95,850)
Investments in subsidiaries and associates		—	—	(172,245)	(252,375)	(172,245)	(252,375)
Accrued expenses		93,883	111,293	—	—	93,883	111,293
Property, plant and equipment		631,794	704,117	(36,993)	(17,322)	594,801	686,795
Intangible assets		9,630	25,340	(3,180)	(4,042)	6,450	21,298
Provisions		46,326	57,210	—	—	46,326	57,210
Other temporary differences		68,972	112,771	(12,740)	(26,519)	56,232	86,252
Tax losses carryforwards		2,602,181	1,795,132	—	—	2,602,181	1,795,132
Tax credit carryforwards		168,011	170,971	—	—	168,011	170,971

Deferred tax assets (liabilities)	~~W~~	3,679,676	3,038,848	(317,352)	(398,117)	3,362,324	2,640,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Loss Per Share Attributable to Owners of the Controlling Company

(a)	Basic loss per share for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In won and number of shares)	2023		2022	2023	2022
Loss attributable to owners of the Controlling Company	~~W~~	(858,124,896,259)	(404,604,938,551)	(2,071,902,394,359)	(384,563,495,298)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic loss per share	~~W~~	(2,398)	(1,131)	(5,790)	(1,075)

For the three-month and six-month periods ended June 30, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)	Diluted loss per share

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the three-month and six-month period ended June 30, 2023.

Diluted loss per share for the three-month and six-month period ended June 30, 2022 are as follows:

(In won and number of shares)	For the three-month period ended June 30, 2022		For the six-month period ended June 30, 2022
Loss attributable to owners of the Controlling Company	~~W~~	(404,604,938,551)	(384,563,495,298)
Adjustments:
Interest expenses of convertible bond, net of income tax		3,184,011,012	6,312,519,644
Gain on valuation of convertible bond, net of income tax		(95,352,411,860)	(160,519,632,963)
Diluted loss attributable to owners of the Controlling Company		(496,773,339,399)	(538,770,608,617)
Weighted-average number of common stocks outstanding, after adjustment		400,259,043	400,259,043

Diluted loss per share	~~W~~	(1,241)	(1,346)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Loss Per Share Attributable to Owners of the Controlling Company, Continued

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(Number of shares)	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022
Weighted-average number of common stocks outstanding	357,815,700	357,815,700
Adjustment: Number of common stocks to be issued from conversion	42,443,343	42,443,343

Weighted-average number of common stocks outstanding, after adjustment	400,259,043	400,259,043

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of June 30, 2023 and December 31, 2022 is as follows:

	June 30, 2023
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,569	356	1,488	34	1	1	26,624
Deposits in banks	—	—	8,005	—	—	—	—
Trade accounts and notes receivable	2,538	—	583	—	—	—	—
Other accounts receivables	19	84	118	15	7	—	19,675
Other assets denominated in foreign currencies	28	187	70	7	—	—	11,480
Trade accounts and notes payable	(2,079)	(7,640)	(1,621)	—	—	—	(351,372)
Other accounts payable	(525)	(15,498)	(1,172)	(4)	(11)	—	(876,194)
Financial liabilities	(4,461)	—	(25,101)	—	—	—	—
Advances received	(1,200)	—	—	—	—	—	—

	(4,111)	(22,511)	(17,630)	52	(3)	1	(1,169,787)

Cross currency interest rate swap contracts(*1)	2,290	—	345	—	—	—	—
Forward exchange contracts(*2)	1,200	—	—	—	—	—	—

Net exposure	(621)	(22,511)	(17,285)	52	(3)	1	(1,169,787)

(*1)

Of cross currency interest rate swap contracts, USD 600 million and CNY 345 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,690 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

	December 31, 2022
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—

	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—	—	—

Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the six-month periods ended June 30, 2023 and 2022 and the exchange rates at June 30, 2023 and December 31, 2022 are as follows:

	Average rate			Reporting date spot rate
(In won)	2023		2022	June 30, 2023	December 31, 2022
USD	~~W~~	1,295.29	1,231.71	1,312.80	1,267.30
JPY		9.62	10.04	9.07	9.53
CNY		186.87	189.94	181.05	181.44
TWD		42.40	42.96	42.18	41.27
EUR		1,400.50	1,346.50	1,426.55	1,351.20
PLN		302.87	290.61	320.46	288.70
VND		0.0551	0.0537	0.0557	0.0537

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of June 30, 2023 and December 31, 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	June 30, 2023			December 31, 2022
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(56,177)	52,005	(114,317)	(23,215)
JPY (5 percent weakening)		(7,852)	(7,917)	(8,614)	(8,541)
CNY (5 percent weakening)		(156,471)	(2)	(105,926)	(5)
TWD (5 percent weakening)		109	3	68	3
EUR (5 percent weakening)		(22)	(316)	896	(281)
PLN (5 percent weakening)		14	14	11	11
VND (5 percent weakening)		(2,511)	(2,511)	(6,161)	(6,161)

A stronger won against the above currencies as of June 30, 2023 and December 31, 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii) Fair value hedging derivatives

In relation to foreign advances received, the Controlling Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of June 30, 2023, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~4 million and ~~W~~25,823 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: ~~W~~1,289.11~1,310.08) are recognized in profit or loss.

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,690 million (~~W~~2,218,632 million) and interest rate swap contracts amounting to ~~W~~850,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2023 and December 31, 2022 is as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	3,852,537	3,547,256
Financial liabilities		(6,952,158)	(6,025,365)

	~~W~~	(3,099,621)	(2,478,109)

Variable rate instruments
Financial liabilities	~~W~~	(10,468,501)	(8,966,045)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2023 and December 31, 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2023
Variable rate instruments(*)	~~W~~	(57,037)	57,037	(57,037)	57,037
December 31, 2022
Variable rate instruments(*)	~~W~~	(49,885)	49,885	(49,885)	49,885

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(iii) Managing interest rate benchmark reform and associated risks

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. As of June 30, 2023, for the remaining IBORs with exposed consolidated entities, the interest rate benchmark will be changed from USD LIBOR to SOFR in the future, subject to the alternative provisions. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of June 30, 2023, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	2,155,180	1,961,907
Derivative assets
Cross currency interest rate swap contracts	~~W~~	198,548	198,548

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	2,377,495	1,823,573
Deposits in banks		1,474,109	1,722,618
Trade accounts and notes receivable, net		3,486,499	2,358,914
Non-trade receivables		83,674	146,921
Accrued income		26,806	22,505
Deposits		24,310	26,586
Short-term loans		30,612	30,062
Long-term loans		48,256	58,806
Lease receivables		7,613	11,058

	~~W~~	7,559,374	6,201,043

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	3,110	1,797
Derivatives		257,970	230,080

	~~W~~	261,080	231,877

Financial assets effective for fair value hedging
Derivatives		4	—

	~~W~~	7,820,458	6,432,920

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2023 and December 31, 2022.

			June 30, 2023
			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	15,931,061	17,355,725	3,155,784	2,304,287	4,688,863	6,784,516	422,275
Bonds		1,489,598	1,630,900	31,523	111,028	950,178	538,171	—
Trade accounts and notes payable		4,480,948	4,480,948	4,225,909	255,039	—	—	—
Other accounts payable		1,541,136	1,543,998	1,463,097	80,901	—	—	—
Other accounts payable (enterprise procurement cards)(*)		935,393	935,393	406,999	528,394	—	—	—
Long-term other accounts payable		398,814	463,752	—	—	125,378	200,530	137,844
Security deposits received		150,475	191,518	2,260	3,425	4,823	181,010	—
Lease liabilities		81,401	85,324	32,579	19,248	19,776	10,177	3,544
Derivative financial liabilities
Derivatives	~~W~~	28,857	13,137	(400)	7,048	(761)	7,250	—
Derivatives for fair value hedge		25,823	25,823	—	73	10,004	15,746	—

	~~W~~	25,063,506	26,726,518	9,317,751	3,309,443	5,798,261	7,737,400	563,663

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for purchase of raw materials and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the six-month period ended June 30, 2023 is as follows:

(In millions of won)	January 1, 2023		Change (Cash flows from operating activities)	June 30, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	(346)	935,393

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

			December 31, 2022
			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		4,061,684	4,061,684	3,523,098	538,586	—	—	—
Other accounts payable		2,307,190	2,309,929	2,231,832	78,097	—	—	—
Other accounts payable (enterprise procurement cards)(*)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		435,232	508,194	—	—	103,450	245,064	159,680
Security deposits received		146,788	191,735	—	2,262	8,463	181,010	—
Lease liabilities		72,788	77,803	26,733	16,995	18,552	10,743	4,780
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	22,998,239	24,359,595	11,383,925	1,929,884	3,670,178	6,773,162	602,446

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year period ended December 31, 2022 is as follows:

(In millions of won)	January 1, 2022		Change (Cash flows from operating activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	June 30, 2023		December 31, 2022
Total liabilities	~~W~~	27,861,075	24,366,792
Total equity		9,510,888	11,319,227
Cash and deposits in banks (*1)		3,852,537	3,547,256
Borrowings (including bonds)		17,420,659	14,991,410
Total liabilities to equity ratio		293%	215%
Net borrowings to equity ratio (*2)		143%	101%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v) Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023				December 31, 2022
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,378,439	(	*)	1,824,649	(	*)
Deposits in banks		1,474,109	(	*)	1,722,618	(	*)
Trade accounts and notes receivable		3,486,499	(	*)	2,358,914	(	*)
Non-trade receivables		83,674	(	*)	146,921	(	*)
Accrued income		26,806	(	*)	22,505	(	*)
Deposits		24,310	(	*)	26,586	(	*)
Short-term loans		30,612	(	*)	30,062	(	*)
Long-term loans		48,256	(	*)	58,806	(	*)
Lease receivables		7,613	(	*)	11,058	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	88,884	88,884		96,064	96,064
Convertible securities		3,110	3,110		1,797	1,797
Derivatives		257,970	257,970		230,080	230,080
Financial assets effective for fair value hedging
Derivatives	~~W~~	4	4		—	—
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	28,857	28,857		47,408	47,408
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	25,823	25,823		—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	15,931,061	15,968,604		13,542,664	13,521,494
Bonds		1,489,598	1,468,155		1,448,746	1,377,696
Trade accounts and notes payable		4,480,948	(	*)	4,061,684	(	*)
Other accounts payable		2,476,529	(	*)	3,242,929	(	*)
Long-term other accounts payable		398,814	(	*)	435,232	(	*)
Security deposits received		150,475	(	*)	146,788	(	*)
Lease liabilities		81,401	(	*)	72,788	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	88,884	88,884
Convertible securities		—	—	3,110	3,110
Derivatives		—	257,970	—	257,970
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	4	—	4
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	28,857	—	28,857
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	25,823	—	25,823

	December 31, 2022
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	96,064
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	88,884	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	3,110	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	257,970	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	4	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	28,857	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	25,823	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won) Classification	June 30, 2023				Valuation technique	Input
	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	15,968,604	Discounted cash flow	Discount rate
Bonds		—	—	1,468,155	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

v)	The interest rates applied for determination of the above fair value as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
Borrowings, bonds and others	4.62~6.69%	5.11~6.68%

vi)

There were no transfer between Level 1, Level 2 and Level 3 for the six-month periods ended June 30, 2023 and 2022, and the changes in financial assets classified as Level 3 of fair value measurements for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won) Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	June 30, 2023
Equity securities	~~W~~	96,064	635	(498)	(10,372)	3,055	88,884
Convertible securities		1,797	1,329	—	—	(16)	3,110

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(In millions of won) Classification	January 1, 2022		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	Transfer	June 30, 2022
Equity securities	~~W~~	48,805	16,170	(363)	(1,107)	4,812	1,185	69,502
Convertible securities		2,758	—	—	—	—	(1,185)	1,573

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

	January 1, 2023			Non-cash transactions
(In millions of won)			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2023
Short-term borrowings	~~W~~	2,578,552	(157,687)	—	37,713	—	—	2,458,578
Current portion of long-term borrowings and bonds		2,855,565	(2,030,963)	1,591,403	64,611	114	167	2,480,897
Long-term borrowings		8,425,195	3,971,105	(1,401,651)	70,701	1,509	4,679	11,071,538
Bonds		1,132,098	469,266	(189,752)	(2,693)	727	—	1,409,646
Lease liabilities		72,788	(39,356)	—	2,364	—	45,605	81,401
Dividend payable		—	(34,098)	—	—	—	34,098	—

	~~W~~	15,064,198	2,178,267	—	172,696	2,350	84,549	17,502,060

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Changes in liabilities arising from financing activities, Continued

	January 1, 2022			Non-cash transactions
(In millions of won)			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2022
Short-term borrowings	~~W~~	613,733	951,846	—	88,379	—	—	1,653,958
Current portion of long-term borrowings and bonds(*)		3,393,506	(1,558,788)	2,532,469	198,685	8,814	(217,388)	4,357,298
Long-term borrowings		7,660,591	1,108,295	(2,224,267)	299,244	—	—	6,843,863
Bonds		995,976	443,230	(308,202)	—	533	—	1,131,537
Lease liabilities		84,326	(39,041)	—	15,281	—	29,485	90,051
Dividend payable		3,679	(255,415)	—	—	—	288,967	37,231

	~~W~~	12,751,811	650,127	—	601,589	9,347	101,064	14,113,938

(*)	Others are ~~W~~217,388 million of gain on valuation of financial liabilities at fair value through profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2023 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month period ended June 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	66	—	10,451	2,711
Paju Electric Glass Co., Ltd.		—	—	45,276	—	—	821
WooRee E&L Co., Ltd.		—	—	444	—	—	1
YAS Co., Ltd.		—	—	2,404	743	—	1,938
Material Science Co., Ltd.		—	—	—	—	—	59

	~~W~~	—	—	48,190	743	10,451	5,530

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	56,065	—	4,487	52,544	—	55,359
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	12,342	—	—	—	—	63
LG Electronics Vietnam Haiphong Co., Ltd.		112,136	—	—	4,987	—	184

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	76,746	—	—	—	—	146
LG Electronics do Brasil Ltda.		7,867	—	—	—	—	33
LG Innotek Co., Ltd.		1,558	—	3,121	—	—	28,476
LG Electronics Mlawa Sp. z o.o.		207,744	—	—	—	—	423
LG Electronics Reynosa, S.A. DE C.V.		195,606	—	—	—	—	89
LG Electronics Egypt S.A.E		9,377	—	—	—	—	34
LG Electronics Japan, Inc.		—	—	—	8	—	1,565
P.T. LG Electronics Indonesia		143,981	—	—	—	—	372
LG Technology Ventures LLC		—	—	—	—	—	21
HI-M Solutek Co., Ltd		—	—	9	—	—	2,760
Others		315	—	19	—	—	1,534

	~~W~~	767,672	—	3,149	4,995	—	35,700

	~~W~~	823,737	—	55,826	58,282	10,451	96,589

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	192	—	19,377	3,710
Paju Electric Glass Co., Ltd.		—	15,200	74,815	—	—	1,405
WooRee E&L Co., Ltd.		—	—	750	—	—	1
YAS Co., Ltd.		—	—	4,127	8,728	—	3,138
Material Science Co., Ltd.		—	—	—	—	—	59

	~~W~~	—	15,200	79,884	8,728	19,377	8,313

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	112,570	—	8,853	167,447	—	92,372

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	22,387	—	—	—	—	136
LG Electronics Vietnam Haiphong Co., Ltd.		253,065	—	—	4,987	—	403
LG Electronics Nanjing New Technology Co., Ltd.		170,223	—	—	—	—	227
LG Electronics do Brasil Ltda.		14,451	—	—	—	—	62
LG Innotek Co., Ltd.		3,229	—	9,100	—	—	49,478

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mlawa Sp. z o.o.		370,861	—	—	—	—	778
LG Electronics Reynosa, S.A. DE C.V.		378,177	—	—	—	—	357
LG Electronics Egypt S.A.E		14,680	—	—	—	—	56
LG Electronics Japan, Inc.		—	—	—	12	—	2,997
P.T. LG Electronics Indonesia		260,531	—	—	—	—	1,169
LG Technology Ventures LLC		—	—	—	—	—	1,304
HI-M Solutek Co., Ltd		—	—	9	—	—	4,869
Others		1,068	—	46	—	—	2,374

	~~W~~	1,488,672	—	9,155	4,999	—	64,210

	~~W~~	1,601,242	15,200	97,892	181,174	19,377	164,895

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.		—	—	32	—	14,154	492
Paju Electric Glass Co., Ltd.		—	—	69,232	—	—	807
WooRee E&L Co., Ltd.		—	—	2,854	—	—	—
YAS Co., Ltd.		—	—	3,999	4,250	—	1,781
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	—	76,134	4,250	14,154	3,080

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	47,722	—	5,730	148,625	—	29,655
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	16,922	—	—	—	—	229
LG Electronics Vietnam Haiphong Co., Ltd.		88,618	—	—	—	—	290
LG Electronics Nanjing New Technology Co., Ltd.		91,922	—	—	—	—	137
LG Electronics RUS, LLC		2,157	—	—	—	—	225
LG Electronics do Brasil Ltda.		32,017	—	—	—	—	88

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Innotek Co., Ltd.	~~W~~	1,883	—	1,267	—	—	21,350
LG Electronics Mlawa Sp. z o.o.		192,951	—	—	—	—	179
LG Electronics Reynosa, S.A. DE C.V.		237,395	—	—	—	—	232
LG Electronics Egypt S.A.E		15,896	—	—	—	—	114
LG Electronics Japan, Inc.		—	—	—	7	—	1,493
P.T. LG Electronics Indonesia		120,400	—	—	—	—	504
LG Electronics Taiwan Taipei Co., Ltd.		151	—	—	—	—	127
LG Technology Ventures LLC		—	—	—	—	—	1,180
HI-M Solutek Co., Ltd		—	—	9	—	—	3,002
Others		5	—	474	—	—	956

	~~W~~	800,317	—	1,750	7	—	30,106

	~~W~~	848,039	—	83,614	152,882	14,154	62,841

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	58	—	31,683	869
Paju Electric Glass Co., Ltd.		—	4,361	160,946	—	—	1,508
WooRee E&L Co., Ltd.		—	—	6,534	—	—	2
YAS Co., Ltd.		—	100	9,782	6,076	—	3,891
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	177,337	6,076	31,683	6,270

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	107,377	—	9,807	284,866	—	59,562
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	30,394	—	—	—	—	292
LG Electronics Vietnam Haiphong Co., Ltd.		185,956	—	—	—	—	562
LG Electronics Nanjing New Technology Co., Ltd.		186,784	—	—	—	—	320
LG Electronics RUS, LLC		21,725	—	—	—	—	384
LG Electronics do Brasil Ltda.		49,657	—	—	—	—	152
LG Innotek Co., Ltd.		2,885	—	3,611	—	—	43,290

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the six-month period ended June 30, 2022
			Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mlawa Sp. Z o.o.	~~W~~	457,761	—	—	—	—	407
LG Electronics Reynosa, S.A. DE C.V.		532,128	—	—	—	—	396
LG Electronics Egypt S.A.E		36,723	—	—	—	—	157
LG Electronics Japan, Inc.		—	—	—	7	—	3,255
P.T. LG Electronics Indonesia		262,316	—	—	—	—	752
LG Electronics Taiwan Taipei Co., Ltd.		3,401	—	—	—	—	255
LG Technology Ventures LLC		—	—	—	—	—	2,309
HI-M Solutek Co., Ltd		—	—	9	—	—	4,215
Others		6	—	478	—	—	1,263

	~~W~~	1,769,736	—	4,098	7	—	58,009

	~~W~~	1,877,113	4,461	191,242	290,949	31,683	123,841

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of June 30, 2023 and December 31, 2022 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	June 30, 2023		December 31, 2022	June 30, 2023	December 31, 2022
Associates
AVATEC Co., Ltd.	~~W~~	—	—	3,777	3,756
Paju Electric Glass Co., Ltd.		—	—	40,898	30,431
WooRee E&L Co., Ltd.		878	878	2,074	1,502
YAS Co., Ltd.		—	—	4,076	7,680
Material Science Co., Ltd.		—	—	29	—

	~~W~~	878	878	50,854	43,369

Entity that has significant influence over the Controlling Company
LG Electronics Inc.(*)	~~W~~	63,519	69,447	1,054,939	99,934
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd	~~W~~	9,944	5,669	32	15
LG Electronics Vietnam Haiphong Co., Ltd.		60,379	50,173	2,925	53
LG Electronics Nanjing New Technology Co., Ltd.		52,327	30,018	47	—
LG Electronics do Brasil Ltda.		3,887	10,997	—	—
LG Innotek Co., Ltd.		2,908	3,838	219,912	209,032

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	June 30, 2023		December 31, 2022	June 30, 2023	December 31, 2022
LG Electronics Mlawa Sp. z o.o.		158,170	94,346	38	155
LG Electronics Reynosa, S.A. DE C.V.		134,739	16,760	—	167
LG Electronics Japan, Inc.		—	—	446	566
P.T. LG Electronics Indonesia		84,256	45,617	98	195
LG Electronics Taiwan Taipei Co., Ltd.		—	—	55	77
LG Electronics Egypt S.A.E		5,128	—	8	—
Others		217	2,260	5,033	4,574

	~~W~~	511,955	259,678	228,594	214,834

	~~W~~	576,352	330,003	1,334,387	358,137

(*)	Trade accounts and note payable and others for LG Electronics Inc. as of June 30, 2023 includes long-term borrowings of ~~W~~1,000,000 million. (see note 12.(c))

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(d)	Details of significant financing transactions with related parties for the six-month period ended June 30, 2023, is as follows.

(In millions of won)
Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc.	~~W~~	1,000,000

The Group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and six-month periods ended June 30, 2023 and 2022 and as of June 30, 2023 and December 31, 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended June 30, 2023			For the six-month period ended June 30, 2023		June 30, 2023
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	615	—	1,253	—	154
LG Chem Ltd. and its subsidiaries		141	107,751	209	215,756	79	107,930
D&O Corp. and its subsidiaries		347	124,539	1,848	458,661	195	117,464
LG Corp.		1,891	11,670	1,891	22,832	14,530	—
LG Management Development Institute		—	11,135	—	21,899	—	743
LG CNS Co., Ltd. and its subsidiaries		1	67,578	7	115,847	10	52,208
LG Household & Health Care and its subsidiaries		—	1	—	57	—	1
HS Ad Inc. and its subsidiaries (formerly, G2R Inc. and its subsidiaries) (*)		—	3,178	—	9,382	—	3,018
Robostar Co., Ltd.		—	555	—	756	—	387

	~~W~~	2,380	327,022	3,955	846,443	14,814	281,905

(*)	G2R Inc. renamed its name as HS Ad Inc. on July 1, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2022			For the six-month period ended June 30, 2022		December 31, 2022
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries(*1)	~~W~~	93,685	84,782	201,144	165,875	—	—
LG Uplus Corp.		—	630	—	1,239	—	349
LG Chem Ltd. and its subsidiaries		108	149,580	184	300,666	75	78,925
D&O Corp. and its subsidiaries (formerly, S&I Corp.and its subsidiaries)(*2)		76	338,857	153	553,919	—	284,373
LX Semicon Co., Ltd.(*1)		—	322,433	—	723,152	—	—
LG Corp.		—	13,150	—	28,198	14,979	6,287
LG Management Development Institute		—	9,782	—	17,745	—	524
LG CNS Co., Ltd. and its subsidiaries		7	68,876	15	100,948	20	94,287
LG Household & Health Care and its subsidiaries		—	33	—	152	—	—
G2R Inc. and its subsidiaries		—	9,448	—	18,684	—	11,193
Robostar Co., Ltd.		—	632	—	1,008	—	407

	~~W~~	93,876	998,203	201,496	1,911,586	15,074	476,345

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations cost of key management for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2023		2022	2023	2022
Short-term benefits	~~W~~	576	568	1,139	1,154
Expenses related to the defined benefit plan		88	155	177	240

	~~W~~	664	723	1,316	1,394

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2023 and 2022

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of June 30, 2023, the condensed separate interim statements of comprehensive Income (loss), changes in equity and cash flows for the three-month and six-month periods ended June 30, 2023 and 2022, and notes comprising material accounting policy information and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2022, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2023, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 11, 2023

This report is effective as of August 11, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of June 30, 2023 and December 31, 2022

(In millions of won)	Note	June 30, 2023		December 31, 2022
Assets
Cash and cash equivalents	4, 25	~~W~~	336,012	692,312
Deposits in banks	4, 25		40,000	42,804
Trade accounts and notes receivable, net	5, 15, 25, 27		3,454,786	2,475,920
Other accounts receivable, net	5, 25		86,568	135,116
Other current financial assets	6, 25		215,568	149,479
Inventories	7		1,869,811	1,924,594
Prepaid income tax			1,210	1,092
Other current assets	5		169,500	205,860

Total current assets			6,173,455	5,627,177
Deposits in banks	4, 25		11	11
Investments	8		4,840,253	4,837,704
Other non-current accounts receivable, net	5, 25		17,433	13,364
Other non-current financial assets	6, 25		134,033	190,067
Property, plant and equipment, net	9		13,977,145	14,044,844
Intangible assets, net	10		1,632,455	1,635,181
Investment property	11		25,622	28,269
Deferred tax assets	23		3,180,094	2,413,563
Defined benefits assets, net	13		399,689	447,521
Other non-current assets			27,843	21,338

Total non-current assets			24,234,578	23,631,862

Total assets		~~W~~	30,408,033	29,259,039

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	8,214,008	8,391,251
Current financial liabilities	12, 25, 26		3,638,870	4,014,046
Other accounts payable	25		2,206,335	2,813,350
Accrued expenses			476,019	558,503
Provisions	14		139,504	172,092
Advances received	15		217,747	28,184
Other current liabilities			43,836	65,585

Total current liabilities			14,936,319	16,043,011
Non-current financial liabilities	12, 25, 26, 27		6,999,891	5,119,695
Non-current provisions	14		70,042	86,157
Long-term advances received	15		1,378,440	—
Other non-current liabilities	25		622,369	659,737

Total non-current liabilities			9,070,742	5,865,589

Total liabilities			24,007,061	21,908,600

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			2,360,780	3,310,247
Reserves			—	—

Total equity			6,400,972	7,350,439

Total liabilities and equity		~~W~~	30,408,033	29,259,039

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2023 and 2022

		For the three-month period ended June 30			For the six-month period ended June 30
(In millions of won, except earnings per share)	Note	2023		2022	2023		2022
Revenue	17, 27	~~W~~	4,329,254	5,060,521	~~W~~	8,271,351	11,518,420
Cost of sales	7, 18, 27		(5,272,140)	(5,225,660)		(10,220,282)	(11,350,995)

Gross profit (loss)			(942,886)	(165,139)		(1,948,931)	167,425
Selling expenses	18, 19		(74,058)	(140,480)		(144,790)	(269,387)
Administrative expenses	18, 19		(146,569)	(140,471)		(295,446)	(281,263)
Research and development expenses	18		(338,031)	(313,559)		(688,169)	(632,126)

Operating loss			(1,501,544)	(759,649)		(3,077,336)	(1,015,351)

Finance income	22		1,957,979	429,325		2,302,249	612,960
Finance costs	22		(135,544)	(292,241)		(538,240)	(419,979)
Other non-operating income	21		191,712	479,678		456,879	734,013
Other non-operating expenses	18, 21		(319,567)	(530,168)		(774,277)	(794,508)

Profit (Loss) before income tax			193,036	(673,055)		(1,630,725)	(882,865)
Income tax benefit	23		(264,035)	(177,186)		(682,041)	(227,601)

Profit (Loss) for the year			457,071	(495,869)		(948,684)	(655,264)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		(238)	152,369		(783)	148,481
Items that will be reclassified to profit or loss
Loss on valuation of derivative			—	(37,914)		—	(42,799)
Other comprehensive income (loss) for the period, net of income tax			(238)	114,455		(783)	105,682

Total comprehensive income (loss) for the period			456,833	(381,414)	~~W~~	(949,467)	(549,582)

Earnings (loss) per share (in won)
Basic earnings (loss) per share	24	~~W~~	1,277	(1,386)	~~W~~	(2,651)	(1,831)

Diluted earnings (loss) per share	24	~~W~~	1,277	(1,469)	~~W~~	(2,651)	(2,022)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive loss for the period
Loss for the year		—	—	(655,264)	—	(655,264)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	148,481	—	148,481
Loss on valuation of derivative		—	—	—	(42,799)	(42,799)

Total other comprehensive income (loss)		—	—	148,481	(42,799)	105,682

Total comprehensive loss for the period	~~W~~	—	—	(506,783)	(42,799)	(549,582)

Transaction with owners, recognized directly in equity
Dividends to equity holders	~~W~~	—	—	(232,580)	—	(232,580)

Balances at June 30, 2022	~~W~~	1,789,079	2,251,113	5,872,490	(52,026)	9,860,656

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Total comprehensive loss for the period
Loss for the year		—	—	(948,684)	—	(948,684)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(783)	—	(783)

Total comprehensive loss for the period	~~W~~	—	—	(949,467)	—	(949,467)

Balances at June 30, 2023	~~W~~	1,789,079	2,251,113	2,360,780	—	6,400,972

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Loss for the year		~~W~~	(948,684)	(655,264)
Adjustments for:
Income tax benefit	23		(682,041)	(227,601)
Depreciation and amortization	18		1,078,057	1,223,218
Gain on foreign currency translation			(100,576)	(160,614)
Loss on foreign currency translation			194,838	319,402
Expenses related to defined benefit plans	13		73,768	87,904
Gain on disposal of property, plant and equipment			(22,600)	(10,020)
Loss on disposal of property, plant and equipment			54,558	24,277
Impairment loss on property, plant and equipment			4,947	4,040
Gain on disposal of intangible assets			(470)	—
Loss on disposal of intangible assets			55	156
Impairment loss on intangible assets			21,802	6,702
Reversal of impairment loss on intangible assets			(122)	(5,731)
Expense on increase of provisions			22,934	102,812
Finance income			(2,265,657)	(594,231)
Finance costs			531,755	411,378
Other income			(6,758)	(112,490)
Other expenses			—	1,891

			(1,095,510)	1,071,093
Changes in:
Trade accounts and notes receivable			(972,361)	1,478,485
Other accounts receivable			53,935	(28,868)
Inventories			54,784	(919,487)
Other current assets			51,387	(44,532)
Other non-current assets			(7,119)	(4,002)
Trade accounts and notes payable			(244,252)	398,191
Other accounts payable			(278,693)	(370,306)
Accrued expenses			(93,239)	(485,107)
Provisions			(71,777)	(114,264)
Advances received			(7,357)	5,045
Other current liabilities			(33,519)	(13,545)
Defined benefit liabilities, net			(26,948)	(7,003)
Long Advances received			1,580,222	—
Other non-current liabilities			2,742	(18,302)

			7,805	(123,695)
Cash generated from operating activities			(2,036,389)	292,134
Income taxes refunded (paid)			(84,378)	3,384
Interests received			8,853	2,527
Interests paid			(290,706)	(103,197)

Net cash provided by (used in) operating activities		~~W~~	(2,402,620)	194,848

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	1,887,196	126,553
Increase in deposits in banks			—	(2,804)
Proceeds from withdrawal of deposits in banks			2,804	6,913
Acquisition of financial asset at fair value through profit or loss			—	(150)
Acquisition of financial assets at fair value through other comprehensive income			(1,000)	(1,721)
Proceeds from disposal of financial assets at fair value through other comprehensive income			891	1,628
Acquisition of investments			(2,549)	(18,105)
Proceeds from disposal of investments			—	119,000
Acquisition of property, plant and equipment			(1,332,709)	(1,608,376)
Proceeds from disposal of property, plant and equipment			374,528	60,657
Acquisition of intangible assets			(342,648)	(359,718)
Proceeds from disposal of intangible assets			4,215	10,132
Proceeds from settlement of derivatives			85,090	13,318
Proceeds from collection of short-term loans			10,072	3,836
Increase in short-term loans			—	(3,093)
Increase in long-term loans			—	(17,551)
Increase in deposits			(5)	(231)
Decrease in deposits			69	3,631
Proceeds from disposal of other assets			2,310	1,464

Net cash provided by (used in) investing activities			688,264	(1,664,617)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			3,367,447	984,360
Repayments of short-term borrowings			(3,210,162)	—
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			2,447,307	860,135
Repayments of current portion of long-term borrowings and bonds			(1,711,523)	(1,081,617)
Payment guarantee fee received			3,419	2,258
Payment guarantee fee Payment			(1,213)	—
Dividends paid			—	(232,580)
Repayments of lease liabilities			(6,485)	(6,576)

Net cash provided by financing activities			1,358,056	969,210

Net decrease in cash and cash equivalents			(356,300)	(500,559)
Cash and cash equivalents at January 1			692,312	950,847

Cash and cash equivalents at June 30		~~W~~	336,012	450,288

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2023, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2023, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2023, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2023, there are 18,589,584 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2022.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Accounting Policies

The accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2022, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Deposits	~~W~~	336,012	692,312
Deposits in banks
Restricted Deposits (*)	~~W~~	40,000	42,804
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)	Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Due from third parties	~~W~~	235,864	173,644
Due from related parties		3,218,922	2,302,276

	~~W~~	3,454,786	2,475,920

(b) Other accounts receivable as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	84,201	133,991
Accrued income		2,367	1,125

	~~W~~	86,568	135,116

Non-current assets
Long-term non-trade receivables	~~W~~	17,433	13,364

	~~W~~	104,001	148,480

Due from related parties included in other accounts receivable as of June 30, 2023 and December 31, 2022 are ~~W~~38,259 million and ~~W~~51,948 million, respectively.

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,444,752	103,770	(355)	(1,402)
1-15 days past due		808	307	—	(3)
16-30 days past due		1,396	10	—	—
31-60 days past due		191	350	—	(1)
More than 60 days past due		8,024	976	(30)	(6)

	~~W~~	3,455,171	105,413	(385)	(1,412)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(In millions of won)
	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,462,872	144,950	(200)	(1,362)
1-15 days past due		922	933	—	(9)
16-30 days past due		—	—	—	—
31-60 days past due		—	79	—	—
More than 60 days past due		12,355	3,936	(29)	(47)

	~~W~~	2,476,149	149,898	(229)	(1,418)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	June 30, 2023			June 30, 2022
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	229	1,418	11	1,496
(Reversal of) bad debt expense		156	(6)	25	157

Balance at the end of the reporting period	~~W~~	385	1,412	36	1,653

(d) Other current assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Advanced payments	~~W~~	5,567	21,658
Prepaid expenses		88,594	51,822
Value added tax refundable		69,645	124,225
Right to recover returned goods		5,694	8,155

	~~W~~	169,500	205,860

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

6.	Other Financial Assets

Other financial assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*1)	~~W~~	184,952	119,417

Fair value hedging derivatives
Derivatives(*2)	~~W~~	4	—
Financial assets carried at amortized cost
Short-term loans	~~W~~	30,612	30,062

	~~W~~	215,568	149,479

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,708	10,484
Convertible securities		1,797	1,797
Derivatives(*1)		73,018	110,663

	~~W~~	77,523	122,944

Financial assets carried at amortized cost
Deposits	~~W~~	8,254	8,317
Long-term loans		48,256	58,806

	~~W~~	56,510	67,123

	~~W~~	134,033	190,067

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)

Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

7.	Inventories

Inventories as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Finished goods	~~W~~	234,476	215,526
Work-in-process		1,019,138	1,049,489
Raw materials		532,527	578,704
Supplies		83,670	80,875

	~~W~~	1,869,811	1,924,594

For the six-month periods ended June 30, 2023 and 2022, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)
	2023		2022
Inventories recognized as cost of sales	~~W~~	10,220,282	11,350,995
Including: inventory write-downs		175,943	183,028

There were no significant reversals of inventory write-downs recognized during the six-month periods ended June 30, 2023 and 2022.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			June 30, 2023			December 31, 2022
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		87,815	100%		85,266
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547

				~~W~~	4,762,090		~~W~~	4,759,541

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

8.	Investments, Continued

(*)

For the six-month period ended June 30, 2023, the Company contributed ~~W~~2,549 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(b)	Investments in associates consist of the following:

(In millions of won)			June 30, 2023			December 31, 2022
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%		11,424	13%		11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	10%		—	11%		—
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,650	10%		3,650

				~~W~~	78,163		~~W~~	78,163

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from subsidiaries and associates for the six-month periods ended June 30, 2023 and 2022 amounted to ~~W~~1,887,196 million and ~~W~~122,303 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2023 and 2022, the Company purchased property, plant and equipment of ~~W~~1,158,050 million and ~~W~~1,927,387 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~134,054 million and 4.92%, and ~~W~~56,808 million and 2.92%, for the six-month periods ended June 30, 2023 and 2022, respectively. Also, for the six-month periods ended June 30, 2023 and 2022, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~406,158 million and ~~W~~84,090 million, respectively, and recognized ~~W~~22,600 million and ~~W~~54,558 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2023 (gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2022: ~~W~~10,020 million and ~~W~~24,277 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2023 and December 31, 2022, are ~~W~~643,933 million and ~~W~~565,219 million, respectively. For the six-month periods ended June 30, 2023 and 2022, the Company recognized an impairment loss amounting to ~~W~~20,322 million and ~~W~~4,795 million, respectively, in connection with development projects.

11.	Investment Property

(a)	Changes in investment property for the six-month period ended June 30, 2023 are as follows:

(In millions of won)	2023
Book value as of January 1, 2023	~~W~~	28,269
Depreciation		(2,419)
Others		(228)

Book value as of June 30, 2023	~~W~~	25,622

(b)	During the six-month period ended June 30, 2023, rental income from investment property is ~~W~~1,941 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	2,129,066	1,952,289
Current portion of long-term borrowings and bonds		1,487,970	2,038,338
Current portion of payment guarantee liabilities		7,478	5,877
Derivatives(*1)		6,700	14,443
Fair value hedging derivatives(*2)		74	—
Lease liabilities		7,582	3,099

	~~W~~	3,638,870	4,014,046

Non-current
Won denominated borrowings	~~W~~	3,808,770	1,644,602
Foreign currency denominated borrowings		1,712,718	2,293,813
Bonds		1,409,646	1,132,098
Payment guarantee liabilities		17,433	13,364
Derivatives(*1)		22,157	32,965
Fair value hedging derivatives(*2)		25,749	—
Lease liabilities		3,418	2,853

	~~W~~	6,999,891	5,119,695

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)

Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won ,USD and CNY)
Lender	Annual interest rate as of June 30, 2023(%)	June 30, 2023		December 31, 2022
Standard Chartered Bank Korea Limited and others	3.50~7.00	~~W~~	2,129,066	1,952,289
Foreign currency equivalent		USD CNY	550 345	USD 901 —

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
Lender	Annual interest rate as of June 30, 2023 (%)	June 30, 2023		December 31, 2022
LG Electronics Inc.	6.06	~~W~~	1,000,000	—
Korea Development Bank and others	1.90~7.50		3,317,520	2,986,102
Less current portion of long-term borrowings			(508,750)	(1,341,500)

		~~W~~	3,808,770	1,644,602

(d)	Foreign currency denominated long-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of June 30, 2023 (%)	June 30, 2023		December 31, 2022
KEB Hana Bank and others	1.82~8.24	~~W~~	2,611,986		2,674,003
Foreign currency equivalent		USD	1,990	USD	2,110
Less current portion of long-term borrowings			(899,268)		(380,190)

		~~W~~	1,712,718		2,293,813

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2023(%)	June 30, 2023		December 31, 2022
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2024~ February 2027	2.29~3.66	~~W~~	1,025,000	1,215,000
Privately issued bonds	January 2025~ January 2026	7.20~7.25		337,000	110,000
Less discount on bonds				(2,861)	(2,927)
Less current portion				(79,952)	(189,975)
			~~W~~	1,279,187	1,132,098
Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.95	~~W~~	131,280	126,730
Foreign currency equivalent			USD	100	USD 100
Less discount on bonds				(821)	(57)
Less current portion				—	(126,673)

			~~W~~	130,459	—

			~~W~~	1,409,646	1,132,098

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

13.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,536,458	1,595,629
Fair value of plan assets		(1,936,147)	(2,043,150)

	~~W~~	(399,689)	(447,521)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Current service cost	~~W~~	42,870	44,482	85,740	88,966
Net interest cost		(5,986)	(531)	(11,972)	(1,062)

	~~W~~	36,884	43,951	73,768	87,904

(c)	Plan assets as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	June 30, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,936,147	2,043,150

As of June 30, 2023, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Remeasurements of net defined benefit liabilities	~~W~~	(310)	206,350	(1,012)	201,085
Tax effect		72	(53,981)	229	(52,604)

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(238)	152,369	(783)	148,481

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	248,137	8,432	258,249
Additions (reversal)		141	22,934	(2,732)	20,343
Usage		—	(69,046)	—	(69,046)

Balance at June 30, 2023	~~W~~	1,821	202,025	5,700	209,546

Current	~~W~~	1,821	131,983	5,700	139,504
Non-current	~~W~~	—	70,042	—	70,042

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	255,560	9,247	264,807
Additions (reversal)		1,724	102,812	(2,631)	101,905
Usage		—	(111,632)	—	(111,632)

Balance at June 30, 2022	~~W~~	1,724	246,740	6,616	255,080

Current	~~W~~	1,724	156,790	6,616	165,130
Non-current	~~W~~	—	89,950	—	89,950

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of June 30, 2023, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various lawsuits and disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 950 million (~~W~~1,247,160 million) in connection with the Company’s export sales transactions with its subsidiaries. As of June 30, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~347,892 million in connection with its domestic and export sales transactions. As of June 30, 2023, there are no short-term borrowings that are outstanding but past due in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of June 30, 2023, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won , USD)
	Contractual amount		KRW equivalent
KEB Hana Bank		USD 650	~~W~~	853,320
Sumitomo Mitsui Banking Corporation		USD 200		262,560
Industrial Bank of Korea		USD 450		590,760
Industrial and Commercial Bank of China		USD 200		262,560
Shinhan Bank		USD 270		354,456
KB Kookmin Bank		USD 700		918,960
MUFG Bank		USD 150		196,920
The Export–Import Bank of Korea		USD 100		131,280

	USD	2,720	~~W~~	3,570,816

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,592 million (~~W~~2,089,540 million).

In addition, the Company obtained payment guarantees amounting to USD 1,200 million (~~W~~1,575,360 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

License agreements

As of June 30, 2023, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of June 30, 2023.

Long-term supply agreement

As of June 30, 2023, in connection with long-term supply agreements with customers, the Company recognized USD 1,200 million (~~W~~1,575,360 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Company received payment guarantees amounting to USD 1,200 million (~~W~~1,575,360 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b)).

Pledged Assets

In connection with the borrowings amounting to ~~W~~1,000,000 million from related party, as of June 30, 2023, the Company is providing its property, plant and equipment with carrying amount of ~~W~~542,051 million as pledged assets (see note 12(c)).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

In connection with the borrowing amounting to ~~W~~404,000 million from Korea Development Bank and others as of June 30, 2023, the Company is providing its property, plant and equipment with carrying amount of ~~W~~104,402 million as pledged assets

In connection with the borrowing amounting to USD 300 million (~~W~~ 393,840 million) and ~~W~~450,000 million from Shinhan Bank and others as of June 30, 2023, the Company is provided pledged assets as deposits in banks and others amounting to CNY 4,931 million (~~W~~ 892,704 million) from LG Display Nanjing Co., Ltd.

Commitments for asset acquisition

The Company’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of June 30, 2023 are ~~W~~481,673 million.

16.	Share Capital and Share Premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of June 30, 2023 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to June 30, 2023.

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to June 30, 2023.

17.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Sales of goods	~~W~~	4,315,745	5,101,288	8,246,807	11,574,176
Royalties		4,370	2,324	7,180	5,061
Others		9,139	4,125	17,364	8,468
Hedging loss		—	(47,216)	—	(69,285)

	~~W~~	4,329,254	5,060,521	8,271,351	11,518,420

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Changes in inventories	~~W~~	63,021	(506,395)	54,784	(919,487)
Purchases of raw materials, merchandise and others		1,441,521	1,633,268	2,919,678	3,782,104
Depreciation and amortization		534,276	593,644	1,078,057	1,223,218
Outsourcing		2,449,953	2,604,257	4,602,643	5,524,288
Labor		624,157	649,153	1,255,305	1,279,706
Supplies and others		165,713	226,962	327,265	431,714
Utility		204,409	186,770	413,357	376,313
Fees and commissions		96,685	136,225	204,543	259,226
Shipping		9,400	14,259	18,386	27,501
Advertising		17,719	28,272	35,383	55,983
Warranty		17,287	43,582	22,934	102,812
Travel		13,581	15,674	25,666	26,326
Taxes and dues		17,072	17,916	33,492	38,072
Others		230,947	194,832	451,299	364,747

	~~W~~	5,885,741	5,838,419	11,442,792	12,572,523

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Salaries	~~W~~	61,068	59,483	123,856	115,867
Expenses related to defined benefit plans		5,795	6,574	11,536	13,144
Other employee benefits		13,178	14,359	26,696	26,081
Shipping		4,647	6,825	8,579	13,244
Fees and commissions		39,505	62,025	85,069	111,098
Depreciation		40,472	29,120	77,899	59,614
Taxes and dues		2,358	1,004	3,368	2,127
Advertising		17,719	28,272	35,383	55,983
Warranty		17,287	43,582	22,934	102,812
Insurance		2,246	2,173	4,764	4,115
Travel		2,746	4,092	6,597	5,987
Training		1,877	3,638	5,567	5,495
Others		11,729	19,804	27,988	35,083

	~~W~~	220,627	280,951	440,236	550,650

20.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Salaries and wages	~~W~~	547,852	554,122	1,099,255	1,094,132
Other employee benefits		87,548	80,280	175,868	153,376
Contributions to National Pension plan		19,029	18,247	38,609	36,243
Expenses related to defined benefit plans and defined contribution plans		38,758	44,233	77,548	88,492

	~~W~~	693,187	696,882	1,391,280	1,372,243

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Foreign currency gain	~~W~~	180,722	450,042	429,062	694,002
Gain on disposal of property, plant and equipment		6,883	3,835	22,600	10,020
Gain on disposal of intintangible assets		470	—	470	—
Reversal of impairment loss on intangible assets		—	1,798	122	5,731
Rental income		489	499	983	1,018
Others		3,148	23,504	3,642	23,242

	~~W~~	191,712	479,678	456,879	734,013

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Foreign currency loss	~~W~~	264,624	511,919	680,172	755,756
Loss on disposal of property, plant and equipment		21,560	12,820	54,558	24,277
Impairment loss on property, plant and equipment		1,250	—	4,947	4,040
Loss on disposal of intangible assets		51	27	55	156
Impairment loss on intangible assets		19,373	3,983	21,802	6,702
Others		12,709	1,419	12,743	3,577

	~~W~~	319,567	530,168	774,277	794,508

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Finance income
Interest income	~~W~~	3,888	1,460	8,508	2,618
Dividend income		1,871,996	117,842	1,887,196	122,303
Foreign currency gain		24,148	10,334	51,490	22,777
Gain on transaction of derivatives		56,165	3,452	85,090	13,656
Gain on valuation of derivatives		—	165,858	266,460	231,677
Gain on valuation of financial assets at fair value through profit or loss		—	—	—	310
Gain on valuation of financial liabilities at fair value through profit or loss		—	129,133	—	217,388
Others		1,782	1,246	3,505	2,231

	~~W~~	1,957,979	429,325	2,302,249	612,960

Finance costs
Interest expense	~~W~~	95,997	41,376	170,212	76,132
Foreign currency loss		27,935	250,314	136,212	327,193
Loss on sale of trade accounts and notes receivable		—	83	230	91
Loss on valuation of financial assets at fair value through profit or loss		—	242	7,776	1,417
Loss on transaction of derivatives		—	226	—	338
Loss on valuation of derivatives		8,456	—	220,018	14,764
Others		3,156	—	3,792	44

	~~W~~	135,544	292,241	538,240	419,979

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

23.	Income Tax Expense (Benefit)

(a)	Details of income tax benefit for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Current tax expense (benefit)	~~W~~	84,068	(3,658)	84,261	(3,371)
Deferred tax benefit		(348,103)	(173,528)	(766,302)	(224,230)

Income tax benefit	~~W~~	(264,035)	(177,186)	(682,041)	(227,601)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of June 30, 2023 and December 31, 2022 are attributable to the following:

(In millions of won)
	Assets			Liabilities		Total
	June 30, 2023		December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Other accounts receivable, net	~~W~~	—	—	(1,826)	(2,009)	(1,826)	(2,009)
Inventories, net		36,223	35,562	—	—	36,223	35,562
Defined benefit liabilities, net		—	—	(90,368)	(95,850)	(90,368)	(95,850)
Accrued expenses		89,293	106,398	—	—	89,293	106,398
Property, plant and equipment		391,551	420,455	—	—	391,551	420,455
Intangible assets		6,815	22,093	—	—	6,815	22,093
Provisions		46,326	57,210	—	—	46,326	57,210
Other temporary differences		22,842	23,881	(12,514)	(26,008)	10,328	(2,127)
Tax losses carryforwards		2,523,741	1,700,860	—	—	2,523,741	1,700,860
Tax credit carryforwards		168,011	170,971	—	—	168,011	170,971

Deferred tax assets (liabilities)	~~W~~	3,284,802	2,537,430	(104,708)	(123,867)	3,180,094	2,413,563

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

24.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In won and number of shares)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Profit (loss) for the period	~~W~~	457,070,561,277	(495,869,433,867)	(948,683,688,458)	(655,264,218,979)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	1,277	(1,386)	(2,651)	(1,831)

For the three-month and six-month periods ended June 30, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the three-month and six-month period ended June 30, 2023.

Diluted loss per share for the three-month and six-month period ended June 30, 2022 are as follows

(In won and number of shares)
	For the three-month period ended June 30, 2022		For the six-month period ended June 30, 2022
Loss attributable to owners of the Controlling Company	~~W~~	(495,869,433,867)	(655,264,218,979)
Adjustments:
Interest expenses of convertible bond, net of income tax		3,184,011,012	6,312,519,644
Gain on valuation of convertible bond, net of income tax		(95,352,411,860)	(160,519,632,963)
Diluted loss attributable to owners of the Controlling Company		(588,037,834,715)	(809,471,332,298)
Weighted-average number of common stocks outstanding, after adjustment		400,259,043	400,259,043

Diluted loss per share	~~W~~	(1,469)	(2,022)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

24.	Earnings (Loss) Per Share, Continued

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(Number of shares)
	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022
Weighted-average number of common stocks outstanding	357,815,700	357,815,700
Adjustment: Number of common stocks to be issued from conversion	42,443,343	42,443,343

Weighted-average number of common stocks outstanding, after adjustment	400,259,043	400,259,043

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of June 30, 2023 and December 31, 2022 is as follows:

	June 30, 2023
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	233	—	—	1	—
Trade accounts and notes receivable	2,585	6	—	—	—
Other accounts receivables	46	78	—	—	1
Short-term loans	28	—	—	—	—
Trade accounts and notes payable	(5,167)	(6,622)	—	—	—
Other accounts payable	(526)	(15,076)	—	—	(7)
Advances received	(1,200)	—	—	—	—
Financial liabilities	(2,640)	—	(345)	—	—

	(6,641)	(21,614)	(345)	1	(6)

Cross currency interest rate swap contracts(*1)	2,290	—	345	—	—
Forward exchange contracts(*2)	1,200	—	—	—	—

Net exposure	(3,151)	(21,614)	—	1	(6)

(*1)

Of cross currency interest rate swap contracts, USD 600 million and CNY 345 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,690 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

(*2)

Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

	December 31, 2022
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	457	—	—	1	—
Trade accounts and notes receivable	1,906	217	—	—	—
Other accounts receivables	75	112	—	—	3
Short-term loans	30	—	—	—	—
Trade accounts and notes payable	(5,451)	(4,041)	—	—	—
Other accounts payable	(593)	(18,611)	(1)	—	(6)
Financial liabilities	(3,111)	—	—	—	—

	(6,687)	(22,323)	(1)	1	(3)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—

Net exposure	(4,257)	(22,323)	(1)	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the six-month periods ended June 30, 2023 and 2022 and the exchange rates at June 30, 2023 and December 31, 2022 are as follows:

	Average rate			Reporting date spot rate
(In won)	2023		2022	June 30, 2023	December 31, 2022
USD	~~W~~	1,295.29	1,231.71	1,312.80	1,267.30
JPY		9.62	10.04	9.07	9.53
CNY		186.87	189.94	181.05	181.44
PLN		302.87	290.61	320.46	288.70
EUR		1,400.50	1,346.50	1,426.55	1,351.20

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of June 30, 2023 and December 31, 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	June 30, 2023			December 31, 2022
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(159,355)	(159,355)	(207,623)	(207,623)
JPY (5 percent weakening)		(7,554)	(7,554)	(8,189)	(8,189)
CNY (5 percent weakening)		—	—	(7)	(7)
PLN (5 percent weakening)		12	12	11	11
EUR (5 percent weakening)		(330)	(330)	(156)	(156)

A stronger won against the above currencies as of June 30, 2023 and December 31, 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Fair value hedging derivatives

In relation to foreign advances received, the Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of June 30, 2023, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~4 million and ~~W~~25,823 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: ~~W~~1,289.11~1,310.08) are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,690 million (~~W~~2,218,632 million) and interest rate swap contracts amounting to ~~W~~850,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2023 and December 31, 2022 is as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	376,012	735,116
Financial liabilities		(6,952,158)	(5,843,924)

	~~W~~	(6,576,146)	(5,108,808)

Variable rate instruments
Financial liabilities	~~W~~	(3,596,012)	(3,217,216)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2023 and December 31, 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2023
Variable rate instruments (*)	~~W~~	(4,071)	4,071	(4,071)	4,071

December 31, 2022
Variable rate instruments (*)	~~W~~	(4,270)	4,270	(4,270)	4,270

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(iii)	Managing interest rate benchmark reform and associated risks

In response to the IBOR interest rate reform, the company have completed the process of switching to an alternative benchmark rate. As of June 30, 2023, for the remaining IBORs, the interest rate benchmark will be changed from USD LIBOR to SOFR in the future, subject to the alternative provisions. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of June 30, 2023, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	1,641,000	1,641,000
Derivative assets
Cross currency interest rate swap contracts	~~W~~	198,548	198,548

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	336,012	692,312
Deposits in banks		40,011	42,815
Trade accounts and notes receivable, net		3,454,786	2,475,920
Non-trade receivables		84,201	133,991
Accrued income		2,367	1,125
Deposits		8,254	8,317
Short-term loans		30,612	30,062
Long-term loans		48,256	58,806
Long-term non-trade receivables		17,433	13,364

	~~W~~	4,021,932	3,456,712

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,797	1,797
Derivatives		257,970	230,080

	~~W~~	259,767	231,877

Financial assets effective for fair value hedging
Derivatives	~~W~~	4	—

	~~W~~	4,281,703	3,688,589

In addition to the financial assets above, as of June 30, 2023, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,592 million (~~W~~2,089,540 million) (see note 15).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2023 and December 31, 2022.

			June 30, 2023
			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,058,572	9,816,624	2,483,804	1,447,816	3,391,969	2,493,035	—
Bonds		1,489,598	1,630,900	31,523	111,028	950,178	538,171	—
Trade accounts and notes payable		8,214,008	8,214,008	7,958,969	255,039	—	—	—
Other accounts payable		1,270,942	1,273,508	1,218,357	55,151	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		935,393	935,393	406,999	528,394	—	—	—
Long-term other accounts payable		377,508	441,141	—	—	110,302	192,995	137,844
Payment guarantee(*2)		24,911	2,441,133	227,606	222,002	525,193	1,044,057	422,275
Security deposits received		150,417	191,460	2,260	3,380	4,810	181,010	—
Lease liabilities		11,000	11,415	6,409	1,466	2,162	1,216	162

Derivative financial liabilities
Derivatives	~~W~~	28,857	13,137	(400)	7,048	(761)	7,250	—
Derivatives for fair value hedge		25,823	25,823	—	73	10,004	15,746	—

	~~W~~	21,587,029	24,994,542	12,335,527	2,631,397	4,993,857	4,473,480	560,281

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(*1)

Represents liabilities payable to credit card companies for purchase of raw materials and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the six-month period ended June 30, 2023 is as follows:

(In millions of won)	January 1, 2023		Change (Cash flows from operating activities)	June 30, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	(346)	935,393

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

			December 31, 2022
			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	7,612,394	8,114,753	3,237,943	693,026	2,073,216	2,110,568	—
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		8,391,251	8,391,251	7,852,665	538,586	—	—	—
Other accounts payable		1,877,611	1,880,067	1,826,813	53,254	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		408,019	479,091	—	—	106,479	212,932	159,680
Payment guarantee(*2)		19,241	2,044,747	305,339	204,869	320,811	862,085	351,643
Security deposits received		146,773	191,720	—	2,260	8,450	181,010	—
Lease liabilities		5,952	6,320	1,807	1,488	1,899	704	422
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	20,893,134	23,643,736	14,497,484	1,521,180	2,914,643	4,112,341	598,088

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

(In millions of won)	January 1, 2022		Change (Cash flows from operating activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	June 30, 2023		December 31, 2022
Total liabilities	~~W~~	24,007,061	21,908,600
Total equity		6,400,972	7,350,439
Cash and deposits in banks (*1)		376,012	735,116
Borrowings (including bonds)		10,548,170	9,061,140
Total liabilities to equity ratio		375%	298%
Net borrowings to equity ratio (*2)		159%	113%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v) Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023				December 31, 2022
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	336,012	(	*)	692,312	(	*)
Deposits in banks		40,011	(	*)	42,815	(	*)
Trade accounts and notes receivable		3,454,786	(	*)	2,475,920	(	*)
Non-trade receivables		84,201	(	*)	133,991	(	*)
Accrued income		2,367	(	*)	1,125	(	*)
Deposits		8,254	(	*)	8,317	(	*)
Short-term loans		30,612	(	*)	30,062	(	*)
Long-term loans		48,256	(	*)	58,806	(	*)
Long-term non-trade receivables		17,433	(	*)	13,364	(	*)

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,708	2,708		10,484	10,484
Convertible securities		1,797	1,797		1,797	1,797
Derivatives		257,970	257,970		230,080	230,080

Financial assets effective for fair value hedging
Derivatives	~~W~~	4	4		—	—

Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	28,857	28,857		47,408	47,408

Financial liabilities effective for fair value hedging
Derivatives	~~W~~	25,823	25,823		—	—

Financial liabilities carried at amortized cost
Borrowings	~~W~~	9,058,572	9,067,568		7,612,394	7,561,919
Bonds		1,489,598	1,468,155		1,448,746	1,377,696
Trade accounts and notes payable		8,214,008	(	*)	8,391,251	(	*)
Other accounts payable		2,206,335	(	*)	2,813,350	(	*)
Long-term other accounts payable		377,508	(	*)	408,019	(	*)
Payment guarantee liabilities		24,911	(	*)	19,241	(	*)
Security deposits received		150,417	(	*)	146,773	(	*)
Lease liabilities		11,000	(	*)	5,952	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,708	2,708
Convertible securities		—	—	1,797	1,797
Derivatives		—	257,970	—	257,970
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	4	—	4
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	28,857	—	28,857
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	25,823	—	25,823

(In millions of won)	December 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	10,484
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

iii) Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,708	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	257,970	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	4	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	28,857	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	25,823	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

iv) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	June 30, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	9,067,568	Discounted cash flow	Discount rate
Bonds		—	—	1,468,155	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	7,561,919	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

v)	The interest rates applied for determination of the above fair value as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
Borrowings, bonds and others	4.62~6.69%	5.11~6.68%

vi)

There were no transfer between Level 1, Level 2 and Level 3 for the six-month periods ended June 30, 2023 and 2022 and the changes in financial assets classified as Level 3 of fair value measurements for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
Classification	January 1, 2023		Valuation	June 30, 2023
Equity instruments	~~W~~	10,484	(7,776)	2,708
Convertible securities		1,797	—	1,797

(In millions of won)
Classification	January 1, 2022		Valuation	June 30, 2022
Equity instruments	~~W~~	3,096	(958)	2,138
Convertible securities		1,573	—	1,573

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2023		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2023
Short-term borrowings	~~W~~	1,952,289	157,285	—	19,492	—	—	2,129,066
Current portion of long-term borrowings and bonds		2,038,338	(1,711,523)	1,117,739	43,135	114	167	1,487,970
Payment guarantee liabilities		19,241	2,206	—	—	—	3,464	24,911
Long-term borrowings		3,938,415	2,447,307	(927,987)	59,377	1,509	2,867	5,521,488
Bonds		1,132,098	469,266	(189,752)	(2,693)	727	—	1,409,646
Lease liabilities		5,952	(6,485)	—	—	—	11,533	11,000

	~~W~~	9,086,333	1,358,056	—	119,311	2,350	18,031	10,584,081

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

26.	Changes in liabilities arising from financing activities, Continued

(In millions of won)
	January 1, 2022			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2022
Short-term borrowings	~~W~~	—	984,360	—	32,090	—	—	1,016,450
Current portion of long-term borrowings and bonds(*)		2,529,388	(1,081,617)	1,535,647	111,760	8,814	(217,388)	2,886,604
Payment guarantee liabilities		6,208	2,258	—	—	—	(989)	7,477
Long-term borrowings		4,034,735	860,135	(1,227,445)	171,332	—	—	3,838,757
Bonds		995,976	443,230	(308,202)	—	533	—	1,131,537
Lease liabilities		5,219	(6,576)	—	—	—	12,433	11,076
Dividend payable		—	(232,580)	—	—	—	232,580	—

	~~W~~	7,571,526	969,210	—	315,182	9,347	26,636	8,891,901

(*)	Others are ~~W~~217,388 million of gain on valuation of financial liabilities at fair value through profit or loss

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2023 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended June 30, 2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,351,123	—	—	—	—	—
LG Display Japan Co., Ltd.		265,836	—	—	—	—	174
LG Display Germany GmbH		286,145	—	—	—	—	5,154
LG Display Taiwan Co., Ltd.		404,621	—	—	—	—	334
LG Display Nanjing Co., Ltd.		24,815	425,666	1,204	—	424,223	4,592
LG Display Shanghai Co., Ltd.		115,742	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		7,954	1,042,837	15,544	—	318,572	5,220
LG Display Shenzhen Co., Ltd.		84,555	—	—	—	—	—
LG Display Yantai Co., Ltd.		6	345,527	3,635	—	61,363	700
LG Display (China) Co., Ltd.		180	57,966	222,760	—	—	317
LG Display Singapore Pte. Ltd.		269,917	—	—	—	—	56
L&T Display Technology (Fujian) Limited		37,978	—	—	—	—	42
Nanumnuri Co., Ltd.		60	—	—	—	—	5,644
LG Display Guangzhou Trading Co., Ltd.		83,679	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		6,240	—	27,409	—	535,687	8,175
Suzhou Lehui Display Co., Ltd.		22,129	—	7,771	—	9,983	2
LG Display High-Tech (China) Co., Ltd.		1,393	—	691	—	947,072	1,499

	~~W~~	3,962,373	1,871,996	279,014	—	2,296,900	31,909

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2023
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	187	—	—	1
AVATEC Co., Ltd.		—	—	66	—	10,451	2,711
Paju Electric Glass Co., Ltd.		—	—	45,276	—	—	821
YAS Co., Ltd.		—	—	2,404	—	—	1,938
Material Science Co., Ltd.		—	—	—	—	—	59

	~~W~~	—	—	47,933	—	10,451	5,530

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	51,742	—	4,072	12,111	—	41,705

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	12,342	—	—	—	—	63
LG Electronics Vietnam Haiphong Co., Ltd.		112,136	—	—	—	—	183
LG Electronics Reynosa S.A. DE C.V.		7,673	—	—	—	—	89
LG Electronics U.S.A., Inc.		—	—	—	—	—	613
LG Electronics RUS, LLC		—	—	—	—	—	613

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2023
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E	~~W~~	9,377	—	—	—	—	25
LG Innotek Co., Ltd.		1,558	—	4	—	—	28,476
P.T. LG Electronics Indonesia		7,980	—	—	—	—	372
Others		6,071	—	9	—	—	5,053

	~~W~~	157,137	—	13	—	—	35,487

	~~W~~	4,171,252	1,871,996	331,032	12,111	2,307,351	114,631

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	4,727,413	—	—	—	—	4
LG Display Japan Co., Ltd.		414,709	—	—	—	—	235
LG Display Germany GmbH		505,849	—	—	—	—	34,318
LG Display Taiwan Co., Ltd.		700,902	—	—	—	—	730
LG Display Nanjing Co., Ltd.		51,213	425,666	2,382	—	801,028	10,215
LG Display Shanghai Co., Ltd.		224,715	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		16,489	1,042,837	22,168	—	629,665	8,862
LG Display Shenzhen Co., Ltd.		151,450	—	—	—	—	—
LG Display Yantai Co., Ltd.		8	345,527	7,786	—	85,435	1,194
LG Display (China) Co., Ltd.		321	57,966	560,465	—	—	713
LG Display Singapore Pte. Ltd.		464,954	—	—	—	—	81
L&T Display Technology (Fujian) Limited		61,075	—	—	—	—	89
Nanumnuri Co., Ltd.		119	—	—	—	—	11,825
LG Display Guangzhou Trading Co., Ltd.		172,463	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		11,407	—	37,553	—	1,184,428	14,648
Suzhou Lehui Display Co., Ltd.		40,283	—	14,571	—	14,440	17
LG Display High-Tech (China) Co., Ltd.		4,530	—	1,518	—	1,596,624	2,301

	~~W~~	7,547,900	1,871,996	646,443	—	4,311,620	85,232

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2023
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	258	—	—	1
AVATEC Co., Ltd.		—	—	192	—	19,377	3,710
Paju Electric Glass Co., Ltd.		—	15,200	74,815	—	—	1,405
YAS Co., Ltd.		—	—	4,127	6,960	—	3,138
Material Science Co., Ltd.		—	—	—	—	—	59

	~~W~~	—	15,200	79,392	6,960	19,377	8,313

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	100,479	—	6,404	28,344	—	70,460

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	22,387	—	—	—	—	136
LG Electronics Vietnam Haiphong Co., Ltd.		253,065	—	—	—	—	387
LG Electronics Reynosa S.A. DE C.V.		14,973	—	—	—	—	357
LG Electronics U.S.A., Inc.		—	—	—	—	—	1,134
LG Electronics RUS, LLC		—	—	—	—	—	613

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2023
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E	~~W~~	14,680	—	—	—	—	37
LG Innotek Co., Ltd.		3,186	—	14	—	—	49,478
P.T. LG Electronics Indonesia		13,876	—	—	—	—	1,169
Others		11,242	—	9	—	—	9,243

	~~W~~	333,409	—	23	—	—	62,554

	~~W~~	7,981,788	1,887,196	732,262	35,304	4,330,997	226,559

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	1,995,997	—	—	—	—	2
LG Display Japan Co., Ltd.		591,900	—	—	—	—	—
LG Display Germany GmbH		336,036	—	—	—	—	23,262
LG Display Taiwan Co., Ltd.		572,454	—	—	—	—	389
LG Display Nanjing Co., Ltd.		13,487	—	803	—	309,011	5,387
LG Display Shanghai Co., Ltd.		120,306	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		4,162	—	22,636	—	690,943	5,376
LG Display Shenzhen Co., Ltd.		208,637	—	—	—	—	—
LG Display Yantai Co., Ltd.		1	—	6,328	—	72,975	948
LG Display (China) Co., Ltd.		281	115,842	384,190	—	—	370
LG Display Singapore Pte. Ltd.		539,136	—	—	—	—	235
L&T Display Technology (Fujian) Limited		62,395	—	—	—	—	40
Nanumnuri Co., Ltd.		57	2,000	—	—	—	4,968
LG Display Guangzhou Trading Co., Ltd.		182,391	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		1,988	—	9,736	—	620,991	6,294
Suzhou Lehui Display Co., Ltd.		85,440	—	19,396	—	—	12
LG Display High-Tech (China) Co., Ltd.		267	—	1,403	—	751,118	1,214

	~~W~~	4,714,935	117,842	444,492	—	2,445,038	48,497

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	209	—	—	—
AVATEC Co., Ltd.		—	—	32	—	14,154	492
Paju Electric Glass Co., Ltd.		—	—	69,232	—	—	807
YAS Co., Ltd.		—	—	3,999	1,189	—	1,781
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	—	73,489	1,189	14,154	3,080

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	46,482	—	3,143	59,258	—	27,500

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	16,922	—	—	—	—	229
LG Electronics Vietnam Haiphong Co., Ltd.		88,618	—	—	—	—	290
LG Electronics Reynosa S.A. DE C.V.		11,609	—	—	—	—	232
LG Electronics U.S.A., Inc.		—	—	—	—	—	845
LG Electronics RUS, LLC		—	—	—	—	—	225

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E	~~W~~	15,896	—	—	—	—	18
LG Innotek Co., Ltd.		1,838	—	16	—	—	21,350
P.T. LG Electronics Indonesia		9,312	—	—	—	—	504
Others		15,557	—	9	—	—	5,009

	~~W~~	159,752	—	25	—	—	28,702

	~~W~~	4,921,169	117,842	521,149	60,447	2,459,192	107,779

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	4,987,165	—	—	—	—	11
LG Display Japan Co., Ltd.		1,007,918	—	—	—	—	—
LG Display Germany GmbH		852,232	—	—	—	—	33,959
LG Display Taiwan Co., Ltd.		1,209,176	—	—	—	—	815
LG Display Nanjing Co., Ltd.		26,381	—	1,505	—	750,955	9,499
LG Display Shanghai Co., Ltd.		273,932	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		5,857	—	28,165	—	1,393,094	9,263
LG Display Shenzhen Co., Ltd.		443,883	—	—	—	—	—
LG Display Yantai Co., Ltd.		10	—	9,212	—	197,907	2,088
LG Display (China) Co., Ltd.		428	115,842	801,664	—	—	702
LG Display Singapore Pte. Ltd.		1,259,167	—	—	—	—	329
L&T Display Technology (Fujian) Limited		142,329	—	—	—	—	272
Nanumnuri Co., Ltd.		113	2,000	—	—	—	14,044
LG Display Guangzhou Trading Co., Ltd.		315,127	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		6,119	—	15,879	—	1,257,966	10,033
Suzhou Lehui Display Co., Ltd.		206,155	—	31,730	—	—	12
LG Display High-Tech (China) Co., Ltd.		1,027	—	3,095	—	1,532,615	2,152

	~~W~~	10,737,019	117,842	891,250	—	5,132,537	83,182

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	350	—	—	2
AVATEC Co., Ltd.		—	—	58	—	31,683	869
Paju Electric Glass Co., Ltd.		—	4,361	160,946	—	—	1,508
YAS Co., Ltd.		—	100	9,782	1,289	—	3,891
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	171,153	1,289	31,683	6,270

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	104,604	—	5,073	124,398	—	53,079

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	30,394	—	—	—	—	292
LG Electronics Vietnam Haiphong Co., Ltd.		185,956	—	—	—	—	562
LG Electronics Reynosa S.A. DE C.V.		23,540	—	—	—	—	396
LG Electronics U.S.A., Inc.		—	—	—	—	—	845
LG Electronics RUS, LLC		—	—	—	—	—	244

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E	~~W~~	36,723	—	—	—	—	31
LG Innotek Co., Ltd.		2,744	—	38	—	—	43,290
P.T. LG Electronics Indonesia		27,878	—	—	—	—	752
Others		26,542	—	9	—	—	8,761

	~~W~~	333,777	—	47	—	—	55,173

	~~W~~	11,175,400	122,303	1,067,523	125,687	5,164,220	197,704

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of June 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2023		December 31, 2022	June 30, 2023	December 31, 2022
Subsidiaries
LG Display America, Inc.	~~W~~	1,815,912	1,193,850	—	6
LG Display Japan Co., Ltd.		193,165	142,262	148	—
LG Display Germany GmbH		234,696	20,386	12,463	26,855
LG Display Taiwan Co., Ltd.		168,796	77,003	95	77
LG Display Nanjing Co., Ltd.		105	181	1,193,955	1,126,398
LG Display Shanghai Co., Ltd.		338,700	184,266	7	—
LG Display Guangzhou Co., Ltd.		123	302	880,639	1,108,647
LG Display Guangzhou Trading Co., Ltd.		107,181	337,114	—	—
LG Display Shenzhen Co., Ltd.		55,380	108,860	—	—
LG Display Yantai Co., Ltd.		6	4	127,221	252,662
LG Display (China) Co., Ltd.		1,963	2,371	394,604	701,819
LG Display Singapore Pte. Ltd.		60,364	43,891	1	3
L&T Display Technology (Fujian) Limited		29,086	22,452	161,537	114,134
Nanumnuri Co., Ltd.		—	—	2,396	2,121
LG Display Vietnam Haiphong Co., Ltd.		27,823	37,050	938,379	1,198,073
Suzhou Lehui Display Co., Ltd.		19,392	13,208	12,558	7,600
LG Display High-Tech (China) Co., Ltd.		52,531	32,272	1,488,314	1,106,458

	~~W~~	3,105,223	2,215,472	5,212,317	5,644,853

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2023		December 31, 2022	June 30, 2023	December 31, 2022
Associates
WooRee E&L Co., Ltd.	~~W~~	878	878	119	152
AVATEC Co., Ltd.		—	—	3,777	3,756
Paju Electric Glass Co., Ltd.		—	—	40,898	30,431
YAS Co., Ltd.		—	—	3,184	5,827
Material Science Co., Ltd.		—	—	29	—

	~~W~~	878	878	48,007	40,166

Entity that has significant influence over the Company
LG Electronics Inc.(*)	~~W~~	61,518	67,953	1,039,791	90,225

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2023		December 31, 2023	June 30, 2023	December 31, 2022
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	2,866	3,646	214,844	204,067
LG Electronics Reynosa S.A. DE C.V.		2,247	1,749	—	167
LG Electronics India Pvt. Ltd.		9,944	5,669	32	15
LG Electronics Vietnam Haiphong Co., Ltd.		60,379	50,173	116	53
LG Electronics RUS, LLC		—	—	623	—
LG Electronics Egypt S.A.E		5,128	2,008	8	—
P.T. LG Electronics Indonesia		6,399	4,524	98	195
Others		3,477	3,030	4,041	4,495

	~~W~~	90,440	70,799	219,762	208,992

	~~W~~	3,258,059	2,355,102	6,519,877	5,984,236

(*)	Trades accounts and notes payable and others for LG Electronics Inc as of June 30, 2023 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12(3)).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(d)	Details of significant financing transactions with related parties for the six-month period ended June 30, 2023, is as follows:

(In millions of won)
Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc.	~~W~~	1,000,000

The Company entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and six-month periods ended June 30, 2023 and 2022 and as of June 30, 2023 and December 31, 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)	For the three-month period ended June 30, 2023			For the six-month period ended June 30, 2023		June 30, 2023
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	613	—	1,248	—	154
LG Chem Ltd. and its subsidiaries		87	87,899	155	167,193	43	89,107
D&O Corp. and its subsidiaries		76	91,924	153	299,849	—	103,043
LG Corp.		1,891	11,670	1,891	22,832	14,530	—
LG Management Development Institute		—	11,121	—	21,885	—	743
LG CNS Co., Ltd. and its subsidiaries		—	44,104	—	76,890	9	39,710
HS Ad Inc. and its subsidiaries (formerly, G2R Inc. and its subsidiaries)(*)		—	3,178	—	9,382	—	3,018
Robostar Co., Ltd.		—	307	—	502	—	337

	~~W~~	2,054	250,816	2,199	599,781	14,582	236,112

(*)	G2R Inc. renamed its name as HS Ad Inc. on July 1, 2023.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2023			For the six-month period ended June 30, 2022		December 31, 2022
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries(*1)	~~W~~	74,154	31,137	180,596	57,629	—	—
LG Uplus Corp.		—	628	—	1,234	—	349
LG Chem Ltd. and its subsidiaries		109	90,519	184	182,535	39	61,125
D&O Corp. and its subsidiaries (formerly, S&I Corp. and its subsidiaries)(*2)		76	215,099	153	401,309	—	195,059
LX Semicon Co., Ltd.(*1)		—	122,142	—	241,683	—	—
LG Corp.		—	13,150	—	28,198	14,979	6,287
LG Management Development Institute		—	9,768	—	17,731	—	524
LG CNS Co., Ltd. and its subsidiaries		—	46,001	—	65,393	17	77,533
G2R Inc. and its subsidiaries		—	9,445	—	18,681	—	11,193
Robostar Co., Ltd.		—	509	—	843	—	133
LG Household & Health Care		—	28	—	28	—	—

	~~W~~	74,339	538,426	180,933	1,015,264	15,035	352,203

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations cost of key management for the three-month and six-month periods ended June 30, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2023		2022	2023	2022
Short-term benefits	~~W~~	576	568	1,139	1,154
Expenses related to the defined benefit plan		88	155	177	240

	~~W~~	664	723	1,316	1,394

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: August 14, 2023	By:	/s/ Suk Heo
(Signature)

	Name:	Suk Heo
	Title:	Director / Head of IR Division